Exhibit 99.2

Codere Online Luxembourg, S.A. Société anonyme Registered office: 7, rue Robert Stümper L-2557 Luxembourg Grand Duchy of Luxembourg R.C.S. Luxembourg: B255798

Convening notice to the ANNUAL General Meeting of the shareholders OF Codere Online Luxembourg, S.A. (the “Company”) to be held AT THE REGISTERED OFFICE OF THE COMPANY ON 30 JUNE 2025 AT 3:00 P.M. (LUXEMBOURG TIME)

Dear Shareholders,

The board of directors of the Company (the "Board of Directors") is pleased to invite you to participate in the annual general meeting of shareholders of the Company (the "Annual General Meeting" or the "General Meeting") to be held at the registered office of the Company on 30 June 2025 at 3:00 p.m. (Luxembourg time) with the following agenda items:

Agenda of the Annual General Meeting

1.	Presentation of the report of the statutory auditor (commissaire aux comptes) of the Company on the statutory annual accounts of the Company for the financial year of the Company starting on 1 January 2024 and ending on 31 December 2024 (hereafter, the "financial year ended 31 December 2024").

No resolution is required on this item.

2.	Presentation and approval of the statutory annual accounts of the Company for the financial year ended 31 December 2024.

Proposed resolution:

After presentation and review of the statutory annual accounts for the financial year ended 31 December 2024, and of the report of the statutory auditor (commissaire aux comptes) of the Company on such statutory annual accounts, the General Meeting resolves to approve the statutory annual accounts of the Company for the financial year ended 31 December 2024.

3.	Allocation of the financial results in relation to the financial year ended 31 December 2024.

Proposed resolution:

The General Meeting acknowledges that it appears from the statutory annual accounts of the Company for the financial year ended 31 December 2024 that the financial results for the financial year ended 31 December 2024 consist of a loss amounting to EUR 344,452 and resolves to carry forward such loss.

4.	Discharge to be granted to the statutory auditor (commissaire aux comptes) of the Company, Mr. Michel Lecoq, in respect of the performance of his duties during the financial year ended 31 December 2024.

Proposed resolution:

The General Meeting resolves to grant full discharge to the statutory auditor (commissaire aux comptes) of the Company, Mr. Michel Lecoq, réviseur d'entreprises (Certified Public Auditor), residing at 39, Duarrefstrooss, L-9772 Troine, Grand Duchy of Luxembourg in respect of the performance of his duties during the financial year ended 31 December 2024.

5.	Discharge to be granted to Mr. Patrick Joseph Ramsey in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

Proposed resolution:

In accordance with Article 461-7 of the Luxembourg law on commercial companies dated 10 August 1915, as amended from time to time (the “1915 Law”), the General Meeting resolves to grant full discharge to Mr. Patrick Joseph Ramsey in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

6.	Discharge to be granted to Mr. Moshe Edree in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Moshe Edree in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

7.	Discharge to be granted to Dr. Martin M. Werner in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Dr. Martin M. Werner in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

8.	Discharge to be granted to Mr. Daniel Valdez in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Daniel Valdez in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

9.	Discharge to be granted to Mr. Gonzaga Higuero in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Gonzaga Higuero in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

10.	Discharge to be granted to Ms. Michal Elimelech in respect of the performance of her duties as member of the Board of Directors during the financial year ended 31 December 2024.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Ms. Michal Elimelech in respect of the performance of her duties as member of the Board of Directors during the financial year ended 31 December 2024.

11.	Discharge to be granted to Mr. Laurent Teitgen in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Laurent Teitgen in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

12.	Discharge to be granted to Mr. Borja Fernández Espejel in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Borja Fernández Espejel in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

13.	Discharge to be granted to Mr. Taavi Davies in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Taavi Davies in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

14.	Discharge to be granted to Mr. Claude Noesen in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Claude Noesen in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

15.	Discharge to be granted to Mr. Gabriel Saenz de Buruaga in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Gabriel Saenz de Buruaga in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2024.

16.	Decision to appoint with immediate effect Mr. Gonzaga Higuero to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2026 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2025.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Gonzaga Higuero as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2026 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2025.

17.	Decision to appoint with immediate effect Mr. Moshe Edree to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2026 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2025.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Moshe Edree as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2026 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2025.

18.	Decision to appoint with immediate effect Mr. Borja Fernández Espejel to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2026 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2025.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Borja Fernández Espejel as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2026 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2025.

19.	Decision to confirm the appointment by cooptation of Mr. Laurent Teitgen to the Board of Directors and to appoint with immediate effect Mr. Laurent Teitgen to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2026 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2025.

Proposed resolution:

The General Meeting resolves to confirm the appointment by cooptation of Mr. Laurent Teitgen to the Board of Directors and to appoint with immediate effect Mr. Laurent Teitgen as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2026 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2025.

20.	Decision to appoint with immediate effect Mr. Daniel Valdez to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2026 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2025.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Daniel Valdez as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2026 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2025.

21.	Decision to appoint with immediate effect Mr. Gabriel Saenz de Buruaga to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2026 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2025.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Gabriel Saenz de Buruaga as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2026 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2025.

22.	Decision to authorize the payment of a maximum amount of EUR 500,000.- (excluding VAT) per annum by the Company as aggregate remuneration to the Directors for the performance of their respective mandates for the Company until the annual general meeting of the shareholders of the Company to be held in 2026.

Proposed resolution:

The General Meeting resolves to authorize the payment of a maximum amount of EUR 500,000.- (excluding VAT) per annum by the Company as aggregate remuneration to the Directors for the performance of their respective mandates for the Company until the annual general meeting of the shareholders of the Company to be held in 2026.

23.	Approval of amendments to the terms and conditions of the existing long-term incentive plan of the Company, as reflected in an amended version of the existing long-term incentive plan of the Company (the "Amended LTIP").

Proposed resolution:

After due and careful consideration of the Amended LTIP, as tabled in the General Meeting, the General Meeting resolves to approve the Amended LTIP and the proposed changes contained therein, substantially in the terms attached as an Annex to the minutes of this meeting.

24.	Approval of the creation, the set-up and the terms and conditions of a new long-term incentive plan for the Company (the "New LTIP").

Proposed resolution:

After due and careful consideration of the New LTIP, as tabled in the General Meeting, the General Meeting resolves to approve the creation, the set-up and the terms and conditions of the New LTIP by the Company, substantially in the terms of the New LTIP and the New LTIP Master Agreement attached as an Annex to the minutes of this meeting.

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WE KINDLY ASK YOU TO PLEASE CAREFULLY READ AND FOLLOW THE RULES GOVERNING THE HOLDING OF THE ANNUAL GENERAL MEETING SET OUT HEREAFTER:

AVAILABLE INFORMATION AND DOCUMENTATION

The following information is available on the Company’s website: https://www.codereonline.com/

•	this convening notice for the Annual General Meeting (which includes draft resolutions in relation to the above agenda points to be adopted at the Annual General Meeting);

•	the Attendance and Proxy Form (as defined below and to be provided by the Depository (as defined below) together with the convening notice for the Annual General Meeting);

•	the Amended LTIP master agreement; and

•	the New LTIP Master Agreement.

The following documents shall be available at the Company’s registered office eight (8) days prior to the Annual General Meeting:

•	the statutory annual accounts of the Company for the financial year ended 31 December 2024; and

•	the report of the statutory auditor (commissaire aux comptes) of the Company on the statutory annual accounts of the Company for the financial year ended 31 December 2024.

These documents may also be obtained upon written request to the Company and providing evidence of ownership, by any shareholder, free of charge from the Company, eight (8) days prior to the Annual General Meeting.

QUORUM AND MAJORITY

Please note that, in accordance with article 13.5 of the articles of association of the Company (the "Articles"), the resolutions on the agenda items of the Annual General Meeting shall be validly passed if approved by a majority of votes cast in accordance with the voting arrangements and instructions set out in this Convening Notice, provided that at least 33 1/3% of the ordinary shares of the Company are present or represented at the Annual General Meeting (the "Quorum").

In accordance with Article 13.12 of the Articles, Attendance and Proxy Forms which show neither a vote in favour, nor against the resolutions, nor an abstention, shall be void and shall not be taken into account for the determination of the Quorum.

RECORD DATE AND SHAREHOLDING CONFIRMATION CERTIFICATE

In accordance with Article 13.10 of the Articles, the Board of Directors has determined as the record date for admission to the Annual General Meeting close of business (11:59 p.m. Luxembourg time, 5:59 p.m. EST) on 4 June 2025 (the "Record Date").

Any shareholder who holds one or more ordinary shares(s) of the Company on the Record Date may vote at the Annual General Meeting. Shareholders who have transferred their ordinary shares between the Record Date and the date of the Annual General Meeting cannot participate at the Annual General Meeting. In case of breach of such prohibition, criminal sanctions may apply.

In accordance with article 13.11 of the Articles, shareholders wishing to participate in the Annual General Meeting must provide the Company with a certificate issued by the Company's depository CONTINENTAL STOCK TRANSFER & TRUST CO (the "Depository") certifying the number of shares recorded in the relevant account on the Record Date or a brokerage statement showing proof of ownership of shares of the Company and the number of shares held on the Record Date (the "Shareholding Confirmation Certificate"). Please contact the Depository at CSTmail@continentalstock.com (in case your shares are held through book entries) or your broker (in case your shares are held through Cede & Co) on or as soon as possible after the Record Date to obtain such Shareholding Confirmation Certificate.

The Shareholding Confirmation Certificate must be provided to ir@codereonline.com no later than 11:59 p.m. Luxembourg time (5:59 p.m. EST) on 24 June 2025.

Any Shareholding Confirmation Certificate provided after this date or certifying the number of shares recorded in the relevant account on a date other than the Record Date shall be considered void and the holder of the shares in question shall not be able to participate in the Annual General Meeting.

PARTICIPATION IN THE ANNUAL GENERAL MEETING

Shareholders may physically attend, participate and vote in the Annual General Meeting to be held at the registered office of the Company on 30 June 2025 at 3:00 p.m. (Luxembourg time).

If you wish to be represented at the Annual General Meeting, or would like to express your vote at the Annual General Meeting through voting form, in accordance with article 13.12 of the Articles, please use the attendance and proxy form (the "Attendance and Proxy Form"), which will be provided to you by the Depository together with the convening notice for the Annual General Meeting and which is also available on the Company's website: https://www.codereonline.com/.

In that case we would be grateful if you could return the Attendance and Proxy Form duly completed and signed by e-mail to ir@codereonline.com no later than close of business (11:59 p.m. Luxembourg time, 5:59 p.m. EST) on 26 June 2025.

Please note that Attendance and Proxy Forms received after this date will not be taken into account for the determination of the Quorum and the respective holders of shares will not be able to participate in the Annual General Meeting.

For any technical questions relating to your participation in the Annual General Meeting, please contact Guillermo Lancha, Director of Investor Relations, at guillermo.lancha@codere.com.

DATA PROTECTION

In the context of the organization and holding of the Annual General Meeting, the Company processes personal data concerning its shareholders or individuals relating to its shareholders, in accordance with the applicable legislation and in particular the General Data Protection Regulation (EU) 2016/679, and as further described in our data protection notice attached as Annex I hereto.

On behalf of the Board of Directors, we thank you for your continued support.

Sincerely,

_____________________________

Gonzaga Higuero, Chairman of the Board of Directors

Luxembourg, on 5 June 2025

ANNEX I

PRIVACY NOTICE

1.	scope

1.1	This data protection notice ("Notice") informs you about the processing of your personal data or that of the shareholder's representative(s) by Codere Online Luxembourg, S.A. (the "Company") in the context of the organization and holding of general meetings of shareholders.

1.2	Personal data provided to the Company will be processed in compliance with the requirements of the EU Regulation 2016/679 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data as may be amended from time to time ("GDPR") and any applicable implementing legislation.

1.3	This Notice sets out how the Company will process personal data about its shareholders or their representatives.

2.	Identity of the controller of your personal data

2.1	The controller is:

Codere Online Luxembourg, S.A.

7, rue Robert Stümper L-2557 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 255798

2.2	You may contact the Company for all queries you have in relation to this Notice using our contact details which can be found in Section 12 below "How to contact us".

3.	What categories of personal Data do we collect

When preparing its general meetings of shareholders, the Company processes the following categories of personal data:

•	personal details (such as the name, address);

•	contact details (e-mail address, telephone number); and

•	information concerning the shares held (number of shares and type of ownership).

In addition, the following categories of personal data will be processed:

•	attendance to the general meetings of shareholders;

•	as appropriate, the submission of countermotion.

Although the shares are registered, only the depository will be recorded in the share register.

4.	Where we obtain personal data from

The Company processes personal data:

•	provided by you (or the shareholder to which you relate) in the course of registering for the general meeting of shareholders; or

•	transmitted by the depository institutions for the shareholder.

5.	Do you have to provide us with personal data?

5.1	You are legally required to provide your personal data listed under section 3 in order to attend the general meeting of shareholders and cannot exercise your shareholder rights at the general meeting of shareholders without doing so.

6.	Do you have to inform your representative(s) and/or beneficial owner(s)?

6.1	Where the shareholder is an undertaking, individual whose personal data are provided for the purpose of organising and holding general meetings of shareholders shall be informed about the processing of their personal data, as well as on their related rights and the Shareholder shall provide them with a copy of this Notice.

6.2	The Company may assume that the Shareholder has complied with the undertakings contained herein and that all individuals have been properly informed.

7.	Why we process personal data

The Company processes personal data for the following purposes and according to the following legal basis:

•	in order to organize and hold general meetings of shareholders (necessary for compliance with a legal obligation to which the Company is subject);

•	to enable shareholders or their representatives to participate in general meetings of shareholders and to exercise their rights (necessary for compliance with a legal obligation to which the Company is subject);

•	in order to authorize proxies (necessary for the purposes of the Company's legitimate interests);

•	where applicable, in connection with the establishment, exercise or defense of legal claims (necessary for the purposes of the Company's legitimate interests).

Where the Company relies on its legitimate interests, you may request to be provided with our analysis of the balance of our interests against your rights and freedoms.

8.	Who we share personal data with and why

8.1	Your personal data may be shared by the Company with the following entities:

•	other shareholders who participate in the general meeting of shareholders (as your name would be recorded in the list of participants);

•	lawyers and notaries who assist us in organizing and holding the general meeting of shareholders;

•	the professional advisers of the Company (such as legal and tax counsels); and

•	other service providers of the Company.

8.2	The Company will take all reasonable steps, as required by the GDPR, to ensure the safety, privacy and integrity of your personal data and will, as required by the GDPR enter into contracts with such recipients to protect the privacy and integrity of your personal data supplied.

8.3	Please note that the Company may be required to publish your name on its corporate website if you exercise certain shareholder rights (e.g. submitting requests for additions to the agenda).

9.	Transfers of personal data outside the europen economic area ("EEA")

9.1	In principle, the Company and the third-party providers listed in Section 8 above "Who we share personal data with and why" will not transfer your personal data outside the EEA.

9.2	The Company may from time to time use external service providers based outside the EEA to whom personal data will be transferred for the printing and dispatching of shareholder notices, the receipt of registrations and proxies, or the sending of communications to shareholders. In such case, you will be informed in due course and the Company will ensure that your personal data is protected by either by an adequacy decision of the European Commission, or appropriate safeguards such as EU model contracts.

10.	How long we keep personal data

10.1	In accordance with the GDPR principles and in particular article 5 of the GDPR (which lists the core principles relating to the processing of personal data), we do not keep your personal data for longer than is necessary for the purposes for which they are processed by us.

10.2	Personal data collected in connection with general meetings of shareholders will in principle be retained for five (5) years from the date the relevant general meeting is held.

10.3	Beyond this, the Company will retain your personal data where necessary to comply with legal retention obligations under commercial and tax law (in principle 10 years), or in connection with the establishment, exercise or defense of legal claims.

11.	Your rights in respect of your personal data

11.1	You have certain rights under the GDPR, including:

•	The right to access your personal data, free of charge, including the right to ask for a copy of your personal data where it does not adversely affect the rights and freedoms of others (please note that if you request any further hard copies later on, we may charge you a reasonable fee based on administrative costs).

•	The right to have incomplete or inaccurate personal data corrected (including by means of providing a supplementary statement).

11.2	In some limited circumstances:

•	the right to object to the use of your personal data (where processing is based on the Company's legitimate interest);

•	the right to restrict the use of your personal data;

•	the right to require us to erase/delete your personal data; however, please note that if we process your personal data in particular to comply with a legal obligation, we will not be able to respond positively to your request to erase/delete your personal data.

•	the right to receive personal data which you have provided to us in a structured, commonly used and machine-readable format and the right to transmit those data to another data controller; however, please note that this right to data portability only arises where: (a) the processing is based on consent or on a contract; and (b) the processing is carried out by automated means, and (c) it does not adversely affect the rights and freedoms of others. This data portability right also only applies to the data that you have provided to us.

11.3	You are hereby informed that no automated decision making or profiling is conducted.

11.4	You may contact us using our contact details which can be found in Section 12 below "How to contact us" if you would like to exercise such rights. We will respond to you as swiftly as possible.

11.5	In addition, you also have the right to ask questions or lodge a complaint about our processing of your personal data with the relevant supervisory authority. You can complain in the EEA Member State where you live or work, or that of the place where the alleged breach of the GDPR has taken place. In Luxembourg, the relevant supervisory authority is the Commission Nationale pour la Protection des Données (CNPD).

12.	How to contact us

If you want more details on the processing of your personal data, if you have any specific queries or concerns regarding the processing of your personal data, if you want to exercise your rights towards us or if you would like to make a complaint, do not hesitate to contact us at dpo.codere@codere.com.

13.	Amendments to this Notice

13.1	This Notice is kept under regular review and may be updated from time to time and you will be notified in writing in case of any changes.

13.2	This Notice was last updated in June 2024.

ANNEX II

AMENDED LTIP MASTER AGREEMENT

LONG TERM INCENTIVE PLAN

MASTER AGREEMENT

Table of contents

1. Introduction

2. Definitions

3. Objective and general description of the Plan

4. Beneficiaries of the Plan

5. Adhesion procedure

6. Commencement of the LTIP

7. Restricted Shares and Stock Options. Vesting Period

8. Limitation of rights, declaration of limitation of liability and data protection

9. Corporate transactions: Company Sale Event

10. Termination of the Plan

11. Confidentiality

12. Clawback and malus clause

13. Tax and social security consequences

14. Miscellaneous

15. Other incentive schemes

16. Governing law

17. Partial nullity

18. Recognition

Sub Plan 1 - Restricted Shares

Sub Plan 2 - Stock Options

Sub Plan 3 - Deferred Payment Right

1. Introduction

Codere Online Luxembourg, S.A. has decided to implement a “Long Term Incentive Plan” (“LTIP” or “Plan”), for a group of senior managers (but that may include other employees), Remunerated Directors of Codere Online, and, where appropriate, certain independent contractors providing services to Codere Online, that are currently located in the following jurisdictions1:

●	Spain
●	Italy
●	Malta
●	Israel
●	Mexico
●	Colombia
●	Panama
●	Argentina

The LTIP is based on the following three components, which will be offered in accordance with the provisions set forth hereunder, to the Beneficiaries selected for this purpose, who accept to participate in the Plan.

-	Restricted Shares.
-	Stock Options.
-	Deferred Payment Right linked to value creation and payable upon the achievement of one or more long-term operating and/or financial objectives.

The following LTIP terms and conditions (“Terms and Conditions”) will apply to all the participants in the Plan, without prejudice to any special conditions which may be established by the Holdco Board with regards to each Beneficiary.

2. Definitions

In this long-term incentive plan master agreement (“Agreement”), unless otherwise specified, the following terms shall have the meaning set out for each one of them below:

●	“Award” means, individually or collectively, Restricted Shares, Stock Options or Deferred Payment Right.

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1 Note that it will be possible to include additional jurisdictions in the LTIP.

●	“Bad Leaver” has the meaning set forth in section 4 of Sub Plans 1 and 2 and Section 3 of Sub Plan 3.
●	“Beneficiary” means an individual with an employment or other contractual relationship with Codere Online, who is extended an invitation to participate in the LTIP by the Holdco Board at its absolute discretion and who formally accepts said invitation to participate in the LTIP, as established in clause 5.
●	“Cause” means, irrespective of its qualification under applicable law, any of the following:
a)	any act of gross misconduct, fraud and/or gross negligence committed by the Beneficiary;

b)	continued or material failure to perform his/her assigned duties or meet its performance targets, recurrent or serious absenteeism or any other action that constitutes a material breach of the Beneficiary’s employment or services agreement with Codere Online, these Terms and Conditions or its Invitation Letter;

c)	breach of any restrictive covenants (including any exclusivity, non-compete, non-solicitation and confidentiality undertakings);

d)	the contravention of specific lawful written directions or instructions or guidelines of the board of directors or manager (or any other person whose orders the Beneficiary is required to follow) or breach of the delegation of authority;

e)	failure to comply in all material respects with the Codere Group’s code of ethics or other mandatory policies that may be applicable from time to time;

f)	the breach of good faith in the performance of assigned duties (including as a result of acts that cause disparagement of the Codere Group or the failure to appropriately safeguard the Codere Group’s reputation);

g)	other kind of gross negligent conduct, fraud, dishonesty, misconduct or criminal activity, including breach of fiduciary duties and any criminal offences, including any act that would entitle a prohibition under any applicable law from being a director in any jurisdiction; or

h)	any other act which would permit a fair disciplinary dismissal (despido disciplinario procedente).

●	“CEO” means the chief executive officer or equivalent position (as applicable) of Codere Online.
●	"CFO” means Holdco’s Chief Financial Officer.
●	“Company” or “Holdco” means Codere Online Luxembourg, S.A.
●	“Codere Group” means Codere Group Topco, S.A. or any succeeding parent company, and their respective subsidiaries, excluding Codere Online.
●	“Codere Online” means Holdco and its direct and indirect subsidiaries from time to time, including any subsidiary of Holdco formed or acquired after the business combination with DD3 Acquisition Corp. II completed on November 30, 2021.
●	"Comp." means compensation.
●	“Date of Commencement of the Plan” means March 3, 2022.
●	“Deferred Payment Right” means the right to receive an amount in cash or Holdco Ordinary Shares granted to a Beneficiary under the Plan and subject to the terms and conditions established herein.
●	“Deferred Payment Right End of Period” means December 31, 2027.
●	“Deferred Payment Right Period” means, with respect to the Deferred Payment Right, the period between the Deferred Payment Right Start of Period and the Deferred Payment Right End of Period.
●	“Deferred Payment Right Start of Period” means, with respect to the Deferred Payment Right, the date on which the Sub Plan 3 starts, which will be the Date of Commencement of the Plan or after such date when an individual becomes a Beneficiary at a later date, notwithstanding that the Deferred Payment Right Start of Period for any Beneficiaries that were employees, directors or otherwise provided service to Codere Online (as independent contractors) as of January 1, 2022, shall be deemed to be January 1, 2022.
●	“De-Listing” means the date on which the Holdco Ordinary Shares cease to be listed, traded or publicly quoted on NASDAQ (other than pursuant to a De-Listing Transaction) and are not immediately re-listed, re-traded or requoted on NASDAQ or any other major stock exchange. For the avoidance of doubt, a de-listing that is mandatory due to a breach by the Company of the legal requirements necessary to be listed on NASDAQ will not be considered a De-Listing for this purpose.
●	“De-Listing Transaction” means a De-Listing that results from a transaction or series of related transactions in which a Transaction Value is established (other than as a result of a Company Sale Event that involves a direct change of control of Codere Online pursuant to Section 9.2(i)).

●	“Eligible Beneficiaries” means the individuals who receive a written invitation to participate in the LTIP.
●	“Employer Company” means the local employer (or recipient of services provided under a service agreement or an appointment as director) of each Beneficiary, which will be the entity liable for payment and compliance with applicable payroll obligations (income tax withholdings and social security tax withholdings/payments), and will initially be comprised of the following Codere Online companies:
➢	Spain: Servicios de Juego Online S.A. and Codere Online S.A.

➢ Malta: Codere Online Management Services Ltd.

➢ Israel: Codere Israel Marketing Support Services Ltd.

➢ Mexico: Codere Online Mexico AenP and Libros Foraneos S.A. de C.V.

➢ Colombia: Codere Online Colombia S.A.S.

➢ Panama: Operating Management Services Panama, S.A.

➢ Argentina: Codere Online Argentina S.A.

●	“End of Period” means the Deferred Payment Right End of Period or the End of Vesting Period (as applicable).
●	“End of Vesting Period” means December 31, 2026.
●	"EVC” means the Executive Vice Chairman of the Holdco Board.
●	“Fair Market Value” means:
(i)	with respect to a De-Listing, the average closing share price of the shares of the Company over the 20 trading days immediately prior to any announcement made with respect to a De-Listing; and
(ii)	with respect to the calculation of the Deferred Payment Right in the event of a Company Sale Event where a Transaction Value has not been established, as determined by the Holdco Board, acting reasonably and in good faith, except for Beneficiaries holding more than 5% of the total Awards, whereby, in case of disagreement, the Fair Market Value will be determined by an independent expert appointed by the Holdco Board and the cost of such expert will be borne by the Company, if the estimate provided by the Beneficiary is correct or the expert’s determination of the Fair Market Value is closer to the estimate provided by the Beneficiary or, by the Beneficiary, if the expert’s determination of the Fair Market Value provided by the Holdco Board was correct or the expert’s determination of the Fair Market Value is closer to the estimate provided by the Holdco Board.

●	“Good Leaver” has the meaning set forth in section 4 of Sub Plans 1 and 2 and Section 3 of Sub Plan 3.
●	“Good Standing” means, with respect to each Beneficiary, that Beneficiary continuing to be employed or engaged by the relevant Employer Company and performing his/her duties under the relevant employment or services agreement with the utmost loyalty, effort, commitment and diligence required by his/her position in accordance with his/her employment or engagement terms and acting in the best interests of the Codere Group. In particular, and without limitation, a Beneficiary shall be deemed to be acting in “Good Standing” if such Beneficiary (i) is not and cannot be deemed to be subject to any circumstance or event that could entitle the relevant Employer Company to terminate his/her employment or services agreement for Cause and (ii) is not and cannot be considered as a Bad Leaver under this LTIP.
●	“Grant Date” means the date on which the Beneficiary has accepted his/her Invitation Letter by providing a signed copy of the Invitation Letter to his/her Employer Company by the stipulated deadline.
●	“Invitation Letter” means the document whereby the Company shall invite each Eligible Beneficiary to participate in the LTIP, including post-contractual non-compete and non-solicit covenants and, as the case may be, any specific provision or condition that will apply to each Beneficiary.
●	“Holdco Board” means the board of directors of Holdco.
●	“Holdco Ordinary Shares” means the ordinary shares of Holdco, with a nominal value of €1.00 per share.
●	“Holdco Shareholders” means holders of Holdco Ordinary Shares.
●	“LTIP” means Long Term Incentive Plan.
●	“NASDAQ” means the United States Nasdaq Stock Exchange.
●	“Partial Sale” means a sale, transfer or disposal of all the shares and securities in issue of one or several (but not all) of the subsidiaries of Holdco (excluding for the avoidance of doubt Holdco or a sub-parent entity of the entire Codere Online Group) or a sale of all of the assets held by a subsidiary of Holdco (excluding for the avoidance of doubt Holdco or a sub-parent entity of the entire Codere Online Group), in both cases when such sale does not qualify as a Company Sale Event.
●	“Payment Date” means the date on which payment under the Deferred Payment Right is made to the Beneficiaries as established in section 2.2 of Sub Plan 3.
●	“Plan” means “Long Term Incentive Plan”.

●	“Redundancy” has the meaning given to it in sections 51 (Despido colectivo) and 52.c (Extinción del trabajo por causas objetivas) of the Real Decreto Legislativo 2/2015, de 23 de octubre, por el que se aprueba el texto refundido de la Ley del Estatuto de los Trabajadores (“ET”), and shall be taken to have occurred at the conclusion of the legal process set out in sections 51 and 53 of the ET, correspondingly or, in circumstances where sections 51 and 53 of the ET does not apply, at the conclusion of any other equivalent process which complies with any applicable laws and, provided that in both cases, a Bad Leaver event has not occurred or is not deemed to have occurred concurrently with the Redundancy.
●	“Remunerated Directors” means members of the Holdco Board that would be entitled to compensation as established under a specific nomination agreement entered into by the Company with such member of Holdco Board .
●	“Restricted Shares” means the right to receive for free Holdco Ordinary Shares to be issued under the Plan to a Beneficiary and subject to the restrictions as established herein.
●	“Start of Period” means the Deferred Payment Right Start of Period or the Start of Vesting Period (as applicable).
●	“Start of Vesting Period” means, with respect to the Restricted Shares and the Stock Options, the date on which the vesting of such components of the LTIP starts, which will be the Date of Commencement of the Plan or after such date when an individual becomes a Beneficiary at a later date, notwithstanding that for purposes of section 2.1 of each Sub Plan reflected herein, the Start of Vesting Period for any Beneficiaries that were employees, directors or otherwise provided service to Codere Online (as independent contractors) as of January 1, 2022, shall be deemed to be January 1, 2022.
●	“Stock Options” means the right to purchase/subscribe Holdco Ordinary Shares granted to a Beneficiary under the Plan and subject to the terms and conditions established herein.
●	“Sub Plan” means, each document that governs the specific terms that are applicable to each of the three components of the LTIP.
●	“Terms and Conditions” means the terms and conditions of the LTIP as established in this document.
●	“Transaction Value” means the consideration paid, to be paid, or otherwise attributable to 100% of the equity value of Codere Online agreed by the parties (i.e. seller and buyer) in the context of a transaction regardless of the form of payment (including, but not limited to, cash, securities, assumption of debt or any other consideration of any form).

●	“Vesting Period” means, with respect to the Restricted Shares and the Stock Options, the period between the Start of Vesting Period and the End of Vesting Period.

3. Objective and general description of the Plan

3.1.	With the underlying objective of enhancing the alignment between senior management and directors’ interests with those of Codere Online and Holdco Shareholders and to strengthen the retention and motivation of senior management and directors in the long term, Codere Online has decided to implement the present LTIP, under the terms and conditions established in this LTIP.

3.2.	This LTIP shall be effective as from the Date of Commencement of the Plan.

3.3.	The LTIP is based on the following three components:
-	Restricted Shares.
-	Stock Options.
-	Deferred Payment Right linked to value creation and payable upon the achievement of one or more long-term operating and/or financial objectives.

3.4.	In general terms, each Beneficiary shall be entitled to receive the three components. However, exceptionally, Holdco Board may decide whether a Beneficiary is entitled to only one or two of the components or to establish a mix between the three components different than that established in clause 3.6, which will be reflected in the Invitation Letter delivered to the individual. Those aspects which are specific to each one of the components, are reflected in the corresponding Sub Plan.

3.5.	The total number of Holdco Ordinary Shares issuable to Beneficiaries pursuant to the Restricted Shares and Stock Options[2] granted under the Plan shall be limited to 5,0%[3] of the total number of issued and outstanding Holdco Ordinary Shares on the Date of Commencement of Plan[4] and, thereafter, at Holdco Board’s discretion shall be increased by an amount equivalent to 0,2% of the total number of issued and outstanding Holdco Ordinary Shares on each December 31st through to (but not including) the End of Vesting Period, to provide for additional capacity to grant awards to future Eligible Beneficiaries (for example, new employees).

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2 For this purpose, assuming all Beneficiaries exercise on a cash basis (i.e. one Holdco Ordinary Share issued per Stock Option).

3 Subject to standard anti-dilution protections (including, but not limited to, stock splits and share dividends).

4 Based on the 45,121,956 initially issued and outstanding Holdco Ordinary Shares, this would be equivalent to an initial cap on the aggregate number of Restricted Shares and/or Stock Options (assuming exercised on a cash basis) of 2,256,097.

3.6.	Generally, except otherwise expressly provided for by the Holdco Board in accordance with Clause 3.4, Beneficiaries will be entitled to receive the three components and the distribution of the LTIP between the three components will be the following:
-	Restricted Shares: 33,334%
-	Stock Options: 33,333%
-	Deferred Payment Right: 33,333%

3.7.	The total compensation under the LTIP will be granted pursuant to a target individual total compensation (“Target Comp.”) during the term to be calculated as the product of:

(i)	The sum of the Beneficiary’s, (x) gross annual base salary, gross annual cash remuneration as director or annual service fee as independent contractor, as applicable, and (y) target annual cash bonus assuming a performance evaluation determination of having met the target objectives established (in each case as expressed in U.S. dollars[5] and reflecting the terms of their employment, appointment as director or service agreement, as applicable, in place at the time of any such participation in the LTIP (the “Annual Comp.”);

(ii)	A multiplier (the “Multiplier”) of between 0.75 and 1.75 to reflect the differences in expected role, responsibilities and contribution to the business, and, in the case of employees and independent contractors, to be proposed by the CEO and approved by the Holdco Board; provided that in the case of the EVC, CEO, CFO and the Remunerated Directors[6] the Multiplier will be defined by the Holdco Board, and;

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5 Based on applicable exchange rates as of the Date of Commencement of the Plan, unless otherwise agreed between the company and LTIP Beneficiary (for example, fixing of an alternate date pursuant to employment/service agreement between company and Beneficiary).

6 In the case of the CEO, CFO and Remunerated Directors, as established in limb (xix) of Section IV. (Board Reserved Matters) under Codere Online’s Procedural Rules and Corporate Governance Guidelines for the Board of Directors approved in December 2021.

(iii)	The term, expressed in years (or fractions thereof), equal to the time between the relevant Start of Period and the relevant End of Period.

For the purposes of this section 3.7(iii), the Start of Period for any Beneficiaries that were employees, directors or otherwise provided service to Codere Online (as independent contractors) as of January 1, 2022 shall be deemed to be January 1, 2022.

4. Beneficiaries of the Plan

4.1.	Those Eligible Beneficiaries who receive from the Company a written invitation to participate in the Plan and accept in writing to participate according to the terms described in clause 5 below, will acquire the status of Beneficiary, as long as they accept and sign a post-contractual non-compete and non-solicit (of clients and employees) covenant during his/her whole engagement and, thereafter, for a period of time following termination of employment as established in his or her Invitation Letter, and where the economic compensation would be the benefits obtained through the LTIP.

4.2.	The Beneficiaries of the LTIP will primarily be a group of senior managers (but may include other employees) and Remunerated Directors of Codere Online as proposed, both initially and from time to time, by the CEO and approved by the Holdco Board.

4.3.	The Beneficiaries of the LTIP may also include certain independent contractors providing service to Codere Online and subject to the same approval process (i.e. proposed, both initially and from time to time, by the CEO and approved by the Holdco Board).

4.4.	The Company shall notify each of the Eligible Beneficiaries of their possible participation in the Plan through the Invitation Letter, to which a copy of the Terms and Conditions shall be attached. The Invitation Letter will include the post-contractual non-compete and non-solicit covenants indicated in paragraph 4.1. of this clause. In addition, the Invitation Letter will include their adherence to the Terms and Conditions contained herein.

4.5.	New Beneficiaries of the Plan may be designated at any time during the term of the Plan by the Holdco Board (or the individual or individuals designated for these purposes by the Holdco Board).

In this case, they would be granted a prorated portion of the compensation established under the LTIP corresponding to the time between the relevant Start of Period and the relevant End of Period.

5. Adhesion procedure

5.1.	Participation in the LTIP is voluntary. Those Eligible Beneficiaries who have received an Invitation Letter and wish to adhere to the Plan, shall, within the deadline indicated therein, provide to their Employer Company, a signed copy of said Invitation Letter confirming the acceptance of becoming a Beneficiary of the LTIP and of the covenants of non-compete and non-solicit.

5.2.	The provision of the signed copy of said Invitation Letter, to his/her Employer Company, by the Beneficiary is an express and unconditional acceptance by the Beneficiary of each and every clause of the Terms and Conditions, the corresponding Sub Plan or Sub Plans and the specific terms stipulated in the Invitation Letter applicable to such Beneficiary.

5.3.	Failure to return the Invitation Letter duly signed by the stipulated deadline shall be interpreted as a refusal by the Eligible Beneficiary to participate in the Plan, in which case the Eligible Beneficiary shall not become a Beneficiary nor shall have any rights in connection with the LTIP.

6. Commencement of the LTIP

6.1.	The LTIP will be effective on the Date of Commencement of the Plan and the compensation for each Beneficiary will be granted on the Grant Date.

7. Restricted Shares and Stock Options. Vesting Period

7.1.	The Vesting Period for the Restricted Shares and Stock Options components of the LTIP will be from the Start of Vesting Period to the End of Vesting Period.

7.2.	For those individuals that become Beneficiaries after the Date of Commencement of the Plan, the vesting period will also end on the End of Vesting Period.

7.3.	Particular vesting conditions of the Restricted Shares and Stock Options components are regulated in the corresponding Sub Plan.

8. Limitation of rights, declaration of limitation of liability and data protection

8.1.	By accepting the participation in the LTIP pursuant to clause 5 above, a Beneficiary irrevocably acknowledges and accepts that:

●	The Plan is established voluntarily by the Company;

●	A Beneficiary’s participation in the Plan will not create a right to further employment or relationship with the Employer Company or any entity of Codere Group.

●	The Beneficiary’s acceptance to participate in the LTIP implies full acceptance of the Terms and Conditions.

8.2.	Also, by accepting the participation in the LTIP pursuant to clause 5 above, a Beneficiary acknowledges and accepts that:

●	His/her personal data will be processed automatically or manually in order to enable the proper management and administration of the LTIP.

●	The legal basis is the performance of a contract between the data controller and the data subject (the LTIP).

●	The type of data processed are identification, contact, financial data and other personal data that is related to the LTIP (i.e. type of relationship, job position, salary, etc.).

●	Personal data will be stored exclusively for the period necessary to fulfil the purposes described above. As soon as they are no longer necessary, the data will be erased in accordance with the provisions of the data protection regulations, which implies their restriction, being available only for public authorities’ requests.

●	The Employer Company, in its capacity as data controller, guarantees to the Beneficiaries the rights of access, rectification, data portability, restriction of the processing, erasure, object and not to be subject to a decision based solely on automated processing including profiling of their personal data, which may be exercised by contacting the person in charge of data protection in the Employer Company.

●	The Company informs that a Beneficiary’s data may be communicated, via any medium, to third parties that provide the Company with professional services of any kind for the administration or execution of the LTIP, when these are necessary for the normal development of the Plan and are, in any case, used for this sole purpose.

●	Authorizes the corresponding Employer Company to withhold from the corresponding salaries or fees the amounts of the personal income tax, or if applicable, of the similar tax that is applicable, together with the social security contributions legally attributable to the Beneficiary as a consequence of his/her participation in this Plan.

●	Authorizes the Company to amend the Terms and Conditions of the Plan in the event of a change in the tax regulations relating to this type of incentive scheme that would result in an improvement in the Beneficiary's personal taxation without otherwise modifying, in an adverse way for the Beneficiary, any of the Beneficiaries rights under the LTIP.

9.	Corporate transactions

I.	Company Sale Event

9.1.	Upon a Company Sale Event, 100% of the compensation under the LTIP will automatically vest (in the case of the Restricted Shares and Stock Options) and become payable (in the case of the Deferred Payment Right), and the shares received upon vesting of the Restricted Shares or shares received upon exercise of Stock Options may be sold immediately upon any such accelerated vesting (i.e. share sale restrictions shall not apply), provided that the Beneficiary at such time: (i) is employed or engaged by Codere Online; and (ii) is in Good Standing.

9.2.	Company Sale Event" is understood to mean in the event of any of the following takes place:

(i)   A direct change of control of Codere Online whereby a third-party or a group of third parties acting in concert, in either case in one or a series of related transactions, either acquire directly (a) more than 50% of the issued and outstanding Holdco Ordinary Shares or (b) all or substantially all of the assets of Codere Online (a “Direct Change of Control”). For the avoidance of doubt, any indirect change of control of Codere Online (through the sale of the shares of Codere Group or any other direct or indirect parent company of Holdco) should not be included in this limb (i).

(ii)   An indirect change of control of Holdco whereby a third-party or a group of third parties acting in concert, in either case in one or a series of related transactions, end up owning (indirectly) more than 50% of the issued and outstanding Holdco Ordinary Shares, provided that, within 12 months following such indirect change of control, the relevant Beneficiary has ceased to be engaged or employed by Codere Online by the Employer Company, other than for Cause or due to the occurrence of a Bad Leaver event (an “Indirect Change of Control”). For the avoidance of doubt, any indirect change of control of Codere Online (through the sale of the shares of Codere Group or any other direct or indirect parent company of Holdco) that does not lead to the termination of the engagement or employment of the relevant Beneficiary as a Good Leaver should not be included in this limb (ii).

9.3.	Upon a Company Sale Event that involves a Direct Change of Control pursuant to section 9.2 (i) and that results in a De-Listing, Beneficiaries will receive the same consideration (i.e. cash, buyer shares or a combination of both) as other selling shareholders at completion of the Company Sale Event. If the selling shareholders receive deferred/contingent consideration or amounts that were retained in escrow or as quantifiable indemnities, then the Beneficiaries will receive cash upon payment of such deferred/contingent consideration, the release of the escrow amounts or expiry of the relevant indemnities.

9.4.	For the purpose of clarity, any internal (i.e. within Codere Group or its existing shareholders and not involving third parties) restructuring or reorganization of Codere Group’s ownership interest in Holdco, will not be deemed a Company Sale Event.

II.	De-Listing and De-Listing Transactions

9.5.	A De-Listing or a De-Listing Transaction will trigger the following consequences with respect to each of the LTIP components:

●	Restricted Shares:

With respect to vested Restricted Shares, and to the extent not otherwise sold or monetised prior to or concurrently with the De-Listing or the De-Listing Transaction:

o	Upon a De-Listing Transaction, Beneficiaries who are not Bad Leavers will receive an amount in cash based on Transaction Value, at completion of the De-Listing Transaction.

o	Upon a De-Listing, Beneficiaries who are not Bad Leavers will receive an amount in cash based on Fair Market Value, at the effective date of the De-Listing.

With respect to unvested Restricted Shares:

o	Upon a De-Listing Transaction, 100% of unvested Restricted Shares under the Plan will automatically vest at completion of the De-Listing Transaction, provided that the Beneficiary at the time of vesting: (i) is employed or engaged by Codere Online; and (ii) is in Good Standing.

Subject to the above, upon a De-Listing Transaction, Beneficiaries will be entitled to receive, in respect to the unvested Restricted Shares, instead of the deliverance of Holdco Ordinary Shares, an amount in cash based on the Transaction Value, on March 31, 2027, provided that such Beneficiary still complies with the requirements set out in the preceding paragraph on such date. If the Beneficiary ceases to be employed or engaged by Codere Online before March 31, 2027 and is considered a “Good Leaver” (as defined in section 4.1(a) of Sub Plan 1 – Restricted Shares), the deferred payout will be paid on the date the Beneficiary ceases to be employed / provide services to Codere Online.

o	Upon a De-Listing, the unvested Restricted Shares will continue to vest in accordance with the agreed vesting calendar set forth in section 2 of Sub-Plan 1 but the Fair Market Value of the unvested Restricted Shares will be determined at the time of the De-Listing, therefore, once the Restricted Shares are fully vested, the Beneficiary will be entitled to receive, instead of the deliverance of Holdco Ordinary Shares, an amount in cash based on the Fair Market Value of the vested Restricted Shares determined at the time of the De-Listing on March 31, 2027 provided he / she (i) is still employed or engaged by Codere Online; and (ii) is in Good Standing. If the Beneficiary ceases to be employed or engaged by Codere Online before March 31, 2027, and is considered a “Good Leaver” (as defined in section 4.1(a) of Sub Plan 1 – Restricted Shares), the deferred payout in respect of the Restricted Shares vested from the effective date of the De-Listing up until the time of his/her termination by the Employer Company will be paid on the date on which the Beneficiary ceases to be employed / provide services to Codere Online.

●	Stock Options:

With respect to vested Stock Options and to the extent not otherwise exercised prior to or concurrently with the De-Listing or the De-Listing Transaction:

o	Upon a De-Listing Transaction, Beneficiaries who are not Bad Leavers will receive an amount in cash at completion of the De-Listing Transaction, based on the difference (floored at zero) between (i) Transaction Value, and (ii) the exercise price of the Stock Options.

o	Upon a De-Listing, Beneficiaries who are not Bad Leavers will receive an amount in cash at the effective date of the De-Listing, based on the difference (floored at zero) between (i) Fair Market Value determined at the time of the De-Listing, and (ii) the exercise price of the Stock Options.

With respect to unvested Stock Options:

o	Upon a De-Listing Transaction, 100% of unvested Stock Options under the Plan will automatically vest at completion of the De-Listing Transaction, provided that the Beneficiary at the time of vesting: (i) is employed or engaged by Codere Online; and (ii) is in Good Standing.

In this case, upon a De-Listing Transaction, Beneficiaries will no longer be authorized to exercise the unvested Stock Options which shall forfeit but will be entitled instead to receive an amount in cash based on the difference (floored at zero) between (i) Transaction Value, and (ii) the exercise price of the Stock Options, on March 31, 2027, provided that such Beneficiary still complies with the requirements set out in the preceding paragraph on such date (i.e. continued to be employed or engaged by Codere Online and in Good Standing). If the Beneficiary ceases to be employed or engaged by Codere Online before March 31, 2027 and is considered a “Good Leaver” (as defined in section 4.1(a) of Sub Plan 2 – Stock Options), the deferred payout will be paid on the date the Beneficiary ceases to be employed / provide services to Codere Online.

o	Upon a De-Listing, the unvested Stock Options will continue to vest in accordance with the agreed vesting calendar set forth in section 2 of Sub-Plan 2 but the Fair Market Value of the unvested Stock Options will be determined at the time of the De-Listing, therefore, once such unvested Stock Options are fully vested, the Beneficiary will no longer be authorized to exercise such vested Stock Options which shall forfeit but will be entitled instead to receive an amount in cash based on the difference (floored at zero) between (i) Fair Market Value determined at the time of the De-Listing, and (ii) the exercise price of the Stock Options of the so vested Stock Options on March 31, 2027 provided he / she (i) is still employed or engaged by Codere Online; and (ii) is in Good Standing. If the Beneficiary ceases to be employed or engaged by Codere Online before March 31, 2027 and is considered a “Good Leaver” (as defined in section 4.1(a) of Sub Plan 2 – Stock Options), the deferred payout in respect of the Stock Options vested from the effective date of the De-Listing up until the time of his/her termination by the Employer Company will be paid on the date on which the Beneficiary ceases to be employed / provide services to Codere Online.

●	Deferred Payment Right:

o	A De-Listing or a De-Listing Transaction will have no impact on a Beneficiary’s Deferred Payment Right under the Plan.

-	Payment terms:

o      Any payments due pursuant to the paragraphs above will be made by the Employer Company (and where applicable through the payroll system) within 10 Business from the occurrence of the relevant payment event as detailed in the paragraphs set forth above (e.g. either after the occurrence of a De-Listing or a De-Listing Transaction or after reaching the payment dates regarding the deferred payout or the relevant vesting date as set out above). In the event that in a De-Listing Transaction the selling shareholders receive deferred/contingent consideration or amounts that were retained in escrow or as quantifiable indemnities, then the Beneficiaries will receive cash upon payment of such deferred/contingent consideration, the release of the escrow amounts or expiry of the relevant indemnities.

10. Termination of the Plan

10.1.	The termination date of the Plan is regulated in each Sub Plan.

10.2.	Upon the termination of all of the Sub Plans, the Plan will terminate and all rights under this LTIP will be forfeited without any compensation whatsoever arising from the Plan or its termination.

10.3.	The Holdco Board may approve extensions of the termination date foreseen for each of the components in the corresponding Sub Plan.

11. Confidentiality

11.1	The Beneficiary acknowledges that any information, observations and data (including trade secrets) supplied or obtained by him/her, either orally or in writing, or in any other form while employed by or rendering services to Codere Online or related to any company of Codere Group, in connection with: (i) its business or affairs; (ii) its clients, employees or suppliers; (iii) any of its shareholders, including, for the avoidance of doubt, any information regarding investors and/or any shareholders’ agreement (the “Confidential Information”) are the property of Codere Online or the corresponding entity of Codere Group, as applicable.

11.2	The Beneficiary undertakes, during and after the termination of his/her relationship with Codere Online:

i)          To hold the Confidential Information in strict confidence and not disclose, copy, reproduce, transfer or distribute any of it to any person, whether in the course of trade or without a profit motive, without the prior written consent of the Company, unless and to the extent that: (i) the Confidential Information becomes generally known to and available for use by the public other than as a result of the Beneficiary’s acts or omissions; or (ii) unless required by a court or administrative order;

ii)        Take all necessary precautions to prevent the Confidential Information from being shared with third parties;

iii)        In the event that he/she becomes legally compelled to disclose any of the Confidential Information, give notice to the Company and consult with the Company regarding the proposed form, timing, nature and purpose of the disclosure.

12. Clawback and malus clause

12.1.	To the extent this LTIP is subject to recovery under any law, government regulation, stock exchange listing requirement or company agreement or policy, the Awards regulated herein will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any agreement or policy adopted by the Company pursuant to any such law, government regulation stock exchange listing requirement or otherwise).

12.2.	Furthermore, if within 2 years from the date on which the corresponding Award (including each annual vesting with respect to the Restricted Shares and Stock Options) has vested under this LTIP, in the fair and reasonable opinion of the Holdco Board:

i)	a Beneficiary’s employment or engagement is terminated by the Company due to such Beneficiary committing an act of gross misconduct, fraud and/or gross negligence, or any other act which would give rise to a dismissal on disciplinary grounds in the relevant jurisdiction; or

ii)	the Beneficiary’s Employer Company would have been entitled to terminate the Beneficiary’s employment or engagement due to any of the reasons provided in Section 12.1(i); or

iii)	the Beneficiary breaches any non-compete and non-solicitation undertakings included in his/her Invitation Letter, employment agreement or services agreement following the termination of his/her employment/engagement with Codere Online.

the Company may claim from such Beneficiary the return of an amount in cash equivalent to the amount effectively received by such Beneficiary in accordance with this LTIP.

12.3.	Any application of this clause will be subject to a substantiated Holdco Board decision and on a case by case basis (for each individual Beneficiary).

13. Tax and social security consequences

13.1.	All tax and social security consequences and obligations arising from the grant, vesting, or exercise of any Award (as applicable), or the subsequent disposition of Holdco Ordinary Shares subject thereto or from any other event or act hereunder, for which the Beneficiary is legally responsible shall be borne solely by the Beneficiary. Notwithstanding the above, the Company’s obligation to deliver Holdco Ordinary Shares upon the exercise or vesting of any Awards granted under the Plan shall be subject to the satisfaction of all applicable tax withholding and social security contribution requirements as governed by applicable laws or practice.

13.2.	Unless requested otherwise by the Beneficiary, the Company shall have the right, but not the obligation, to deduct from the Holdco Ordinary Shares issuable to a Beneficiary upon the exercise or vesting of an Award, or to accept from the Beneficiary the tender of a number of whole Holdco Ordinary Shares having a fair market value, equivalent to the average Holdco Ordinary Shares price over the last 20 trading days prior to the exercise or vesting date, as applicable, that will enable Codere Online to satisfy any tax and social security withholding obligations of the Beneficiary.

13.3.	Except where prohibited by applicable law and/or securities market regulations[7], the Company shall, if requested by the Beneficiary, extend loans to the Beneficiary to provide him/her with sufficient funds to pay the taxes due related to the first year of the Vesting Period under the LTIP (due to the selling restrictions applicable in the first two years). Thereafter, Beneficiaries of the plan will need to assume any tax or social security payment related to the LTIP without any such assistance from the Company, according to clause 13.1 and 13.2.

14. Miscellaneous

14.1.	The future value of Codere Online, and consequently, the increase of value of such entity, is unknown and cannot be predicted with certainty and it may increase or decrease in value.

14.2.	Nothing in this LTIP shall: (i) constitute or entail any cumulative or consolidated rights or remuneration; (ii) affect the regular salary and other remunerations, whether fixed or variable, of the Beneficiaries; (iii) be considered for the determination or calculation of future increases of the Beneficiaries’ salaries or other remunerations.

14.3.	The general shareholders’ meeting will instruct and authorize the Holdco Board to implement the LTIP. Notwithstanding, the Holdco Board will be in charge of determining the Beneficiaries of the Plan, establishing his/her particular conditions and any interpretation of the Plan.

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7 For example, as a U.S. listed company, Company would be prohibited from extending loans to its executive officers or directors under U.S. securities laws.

15. Other incentive schemes

15.1	The Company or the corresponding Employer Company may use other schemes to provide incentives to Beneficiaries. Participation in the LTIP does not affect, and is not affected by, participation in any other scheme of the Company, the corresponding Employer Company or Codere Group unless the terms of that scheme provide otherwise.

16. Governing law

16.1.	The LTIP will be subject to the Spanish Legislation as a significant part of the compensation to be granted under the LTIP will be to Beneficiaries located in Spain. However, based on the provisions of Rome Regulations I, the LTIP must be consistent with the provisions that cannot be derogated by way of contractual agreement (article 8.1), considering the internal laws of each jurisdiction.

16.2.	Notwithstanding any provisions in this Agreement, each of the components of the LTIP may be subject to special terms and conditions depending on where the Beneficiary is located. When applicable, the special terms and conditions for said country will be regulated within a Foreign Appendix that will constitute part of the Plan Terms and Conditions.

17. Partial nullity

17.1.	If any clause of this LTIP or the three Sub Plans is declared, totally or partially, null or ineffective, such nullity or ineffectiveness will affect only said provision or the part of it that is null or ineffective, and this LTIP and the Sub Plans, will remain in force in regards to everything else, as if such provision (or the part of it) that is affected was not declared null or ineffective.

18. Recognition

18.1.	By expressing his/her acceptance of the content of this LTIP, the Beneficiary acknowledges having read, understood and accepted all the terms, conditions and restrictions included in its clauses.

18.2.	The Beneficiary acknowledges that he/she is proficient in the English language, or has consulted with an advisor who is sufficiently proficient in English, so as to allow the Beneficiary to understand the Terms and Conditions of this Plan. If the Beneficiary has received this Plan, or any other documents related to it the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will prevail.

LONG TERM INCENTIVE PLAN

Sub Plan 1 - Restricted Shares

1.	Award amount

1.1.	Each Restricted Share entitles the Beneficiary to receive for free (i.e. without having to pay any acquisition price), upon vesting of the Restricted Share, one Holdco Ordinary Share, it being understood that (i) according to the terms of the articles of association of Holdco, the Holdco Board is only authorized to issue such Holdco Ordinary Shares for free to Beneficiaries of companies in which Holdco holds, directly or indirectly, at least 50% of the share capital or voting rights and (ii) such Holdco Ordinary Shares can only be issued for free to the Beneficiary provided that Holdco has sufficient reserves available to be incorporated as payment of such free shares at the time of their issuance.

1.2.	The number of Restricted Shares to be granted will be based on the portion of the Target Comp. tied to this restricted share component and a target share price of $20,50 (“Target Share Price”) and subject to standard anti-dilution protections (including, but not limited to, stock splits and share dividends) and adjustment for extraordinary cash dividends. Fractional shares being not possible, the number of Restricted Shares shall be rounded down to the closest entire number.

(For example, if a Beneficiary’s Target Comp. is $1.000.000, and assuming the standard component mix contemplated, he/she would be receiving $333.340 worth of shares, which at the Target Share Price would result in a grant of 16.260 shares).

1.3.	Holdco will have the right to cash settle all or part of any vested Restricted Shares in lieu of delivering to the Beneficiary the corresponding number of Holdco Ordinary Shares by paying to the Beneficiary an amount in cash (per share) equivalent to the average Holdco Ordinary Share price over the last 20 trading days prior to the vesting date.

2. Vesting conditions

2.1.	The Restricted Shares granted to the Beneficiaries shall have a 20% vesting per calendar year (with pro-rata daily vesting for partial year periods), considering the applicable Start of Vesting Period, and all along the duration of the LTIP, provided that the Beneficiary on each vesting date: (i) is employed or engaged by Codere Online; and (ii) is in Good Standing.

2.2.	If the Beneficiary’s employment or management relationship is or has been suspended for any reason (including where the Beneficiary is suspended from work, with or without pay), vesting shall be suspended for so long as the relationship has been suspended, except in case of legal suspensions due to maternity or paternity reasons during the mandatory period established by law.

2.3.	Holdco Ordinary Shares will be delivered (unless the vested Restricted Shares have been cash settled by Holdco) to the Beneficiary as soon as possible after vesting of the relevant Restricted Shares but in no event later than 5 business days after vesting. Upon deliverance of corresponding Holdco Ordinary Shares or cash settlement of vested Restricted Shares, the Beneficiary has no further right with respect to such vested Restricted Shares (unless otherwise stated in the LTIP).

2.4.	Beneficiaries shall have economic (i.e. dividends) and political (i.e. voting) rights as a Holdco shareholder after the Restricted Shares have vested and corresponding Holdco Ordinary Shares been issued to them.

3.	Lock up period

3.1.	Holdco Ordinary Shares issued upon vesting of Restricted Shares may be sold by the Beneficiary at any time after 90 days following vesting, but no earlier than December 31, 2023.

3.2.	The LTIP will be considered as a Shareholders’ Agreement as defined under the articles of association of Holdco. As such, any sale of shares in violation of the share sale restrictions (i.e. lock up periods) reflected in the LTIP will be considered a prohibited transfer of Holdco shares (i.e. a contractual breach by LTIP Beneficiaries) and, therefore, null and void.

4.	Leaver provisions

4.1.	In case a Beneficiary who has been granted Restricted Shares ceases to be employed or engaged by the Employer Company prior to the End of Vesting Period, the Beneficiary will be considered as a leaver, and depending whether he/she is qualified as a “Bad Leaver” or a “Good Leaver”, the following scenarios will apply:

a)	A Beneficiary shall be considered a "Good Leaver" and shall therefore be entitled to keep all Holdco Ordinary Shares issued upon vesting of Restricted Shares up until the time of the termination of its employment or engagement with the Employer Company (all unvested Restricted Shares granted to such Beneficiary being automatically forfeited in such case) and will be unrestricted from selling any such shares (i.e. share sale restrictions shall not apply), in the following scenarios:

(i)	death;
(ii)	illness or disability rendering such Beneficiary permanently incapable of continued employment in his/her current position carrying out the normal duties for that position (save where such incapacity is the result of misuse of drugs or alcohol);
(iii)	retirement at the mandatory age or as agreed with the Employer Company;
(iv)	termination by the Employer Company for any reason other than for Cause; or
(v)	Redundancy;
(vi)	as a result of a Partial Sale, provided that the relevant Beneficiary remains employed by the subsidiary that is transferred or with the business being transferred and, as a consequence thereof, ceases to be engaged by Codere Online and provided further that at that time is not and cannot be deemed to be a Bad Leaver (the “Partial Sale Good Leavers”); or
(vii)	for any other reason where such Beneficiary is designated by the Holdco Board in its sole and absolute discretion as a “Good Leaver”.

The Holdco Board, in its sole and absolute discretion, may set out specific post-termination covenants for Partial Sale Good Leavers (including non-compete undertakings outside the geographies and businesses of the transferred subsidiary for which they have remained employed).

b)	Beneficiaries who are not qualified as Good Leavers will be qualified as “Bad Leavers”, including for the avoidance of doubt and without limitation any Beneficiaries who are subject to the following scenarios:
(i)	his/her relationship with the Employer Company is terminated due to Cause; and
(ii)	he/she voluntarily departs or resigns prior to the termination of the Plan, unless the Holdco Board, at its sole discretion, otherwise determines such Beneficiary qualifies as a “Good Leaver”.

Bad Leavers will forfeit all unvested Restricted Shares and may only keep vested Restricted Shares until the end of the calendar year prior to the end of his/her relationship with the Employer Company except in the case of termination of his/her relationship with the Employer Company due to Cause, in which case all vested and unvested Restricted Shares granted to such Beneficiary will be automatically forfeited. As an exception, in the event that a De-Listing occurred on or before the date on which the Beneficiary became a Bad Leaver, Bad Leavers will forfeit all the Restricted Shares they hold at that time (whether vested or unvested). In the event that the Beneficiary resigns or gives notice of termination, the date to be taken into account for these purposes shall be the date on which the Beneficiary gives notice of termination and not the effective date of termination of his/her relationship with the Employer Company.

In the event of a termination due to the death of a Beneficiary, any vested compensation under this Sub Plan up to the date of his or her death would pass to the Beneficiary’s heirs pursuant to applicable legislation in the jurisdiction in which the Beneficiary’s estate is administered and said heirs would continue to be subject to the LTIP and to the Sub Plan terms and conditions (e.g. share sale restrictions) as if said death had not occurred.

5.	Issuance of Shares

5.1.	The company formally issuing the shares will be Holdco.

5.2.	However, the Employer Company of each Beneficiary will be the one liable for compliance with applicable payroll obligations (income tax withholdings and social security tax withholdings/payments).

6.	Termination Date

6.1.	The termination date of this Sub Plan is March 31, 2027.

LONG TERM INCENTIVE PLAN

Sub Plan 2 - Stock Options

1. Award amount

1.1.	The number of Stock Options to be granted will be based on the portion of the Target Comp. tied to this stock option component, a $10,00 exercise price (the “Strike Price”), the Target Share Price and subject to standard anti-dilution protections (including, but not limited to, stock splits and share dividends) and adjustment for extraordinary cash dividends. The number of Stock Options shall be rounded up or down to the closest entire number.

For example, if a Beneficiary’s Target Comp is $1.000.000, and assuming the standard component mix contemplated, he/she would be receiving $333.330 worth of Stock Options, which, based on the Strike Price and the Target Share Price (i.e. $10,50 above the strike price) would result in a grant of 31.746 Stock Options.

1.2.	The Stock Options themselves shall not be transferable by the Beneficiary at any time.

2. Vesting conditions

2.1.	The Stock Options granted to the Beneficiaries shall have a 20% vesting per calendar year (with pro-rata daily vesting for partial year periods), considering the applicable Start of Vesting Period, provided that the Beneficiary on each vesting date: (i) is employed or engaged by Codere Online; and (ii) is in Good Standing.

2.2.	If the Beneficiary’s employment or management relationship is or has been suspended for any reason (including where the Beneficiary is suspended from work, with or without pay), the Beneficiary may not exercise a Stock Option and vesting shall be suspended for so long as the relationship has been suspended, except in case of legal suspensions due to maternity or paternity reasons during the mandatory period established by law.

3. Lock up period

6.2.	Vested Stock Options may be exercised as follows:

●	At any time after 90 days following vesting but no later than December 31, 2027;

●	At the option of the Beneficiary, on a cash (i.e. paying the Strike Price per share in exchange for a whole share) or cashless[8] (i.e. receiving the number of shares equivalent to the difference between the share price and the Strike Price) basis.

●	Notwithstanding the Beneficiary’s decision as to exercising on a cash or cashless basis, Holdco shall have the option to net cash settle to avoid the dilutive impact from any such stock option exercise.

4. Leaver provisions

4.1.	In case a Beneficiary who has been granted Stock Options ceases to be employed or engaged by the Employer Company prior to the End of Vesting Period, the Beneficiary will be considered as a leaver, and depending whether he/she qualifies as a “Bad Leaver” or a “Good Leaver”, the following scenarios will apply:

a)	A Beneficiary shall be considered a “Good Leaver” and shall therefore be entitled to keep all the vested Stock Options up until the time of the termination of its employment or engagement with the Employer Company (all unvested Stock Options granted to such Beneficiary being automatically forfeited in such case), in the following scenarios:

(i)	death;
(ii)	illness or disability rendering such Beneficiary permanently incapable of continued employment in his/her current position carrying out the normal duties for that position (save where such incapacity is the result of misuse of drugs or alcohol);
(iii)retirement	at the mandatory age or as agreed with the Employer Company;
(iv)	termination by the Employer Company for any reason other than for Cause; or
(v)	Redundancy;
(vi)	as a result of a Partial Sale, provided that the relevant Beneficiary remains employed by the subsidiary that is transferred or with the business being transferred and, as a consequence thereof, ceases to be engaged by Codere Online and provided further that at that time is not and cannot be deemed to be a Bad Leaver (the “Partial Sale Good Leavers”); or

_________________________________

8 Subject to any Luxembourg law requirements applicable at the time of any such cashless exercise, including but not limited to the requirement that at least the €1 nominal share price be paid in cash.

(vii)	for any other reason where such Beneficiary is designated by the Holdco Board in its sole and absolute discretion as a “Good Leaver”.

The Holdco Board, in its sole and absolute discretion, may set out specific post-termination covenants for Partial Sale Good Leavers (including non-compete undertakings outside the geographies and businesses of the transferred subsidiary for which they have remained employed).

b)	Beneficiaries who are not qualified as Good Leavers will be qualified as “Bad Leavers”, including for the avoidance of doubt and without limitation any Beneficiaries who are subject to the following scenarios:

(i)	his/her relationship with the Employer Company is terminated due to Cause; and

(ii)	he/she voluntarily departs or resigns prior to the termination of the Plan, unless the Holdco Board, at its sole discretion, otherwise determines such Beneficiary qualifies as a “Good Leaver”.

Bad Leavers will forfeit all unvested Stock Options (which shall be automatically cancelled) and may only keep vested Stock Options until the end of the calendar year prior to the end of his/her relationship with the Employer Company except in the case of termination of his/her relationship with the Employer Company due to Cause, in which case all vested and unvested Stock Options granted to such Beneficiary will be automatically cancelled. As an exception, in the event that a De-Listing occurred on or before the date on which the Beneficiary became a Bad Leaver, Bad Leavers will forfeit all the Stock Options they hold at that time (whether vested or unvested), which shall be automatically cancelled. In the event that the Beneficiary resigns or gives notice of termination, the date to be taken into account for these purposes shall be the date on which the Beneficiary gives notice of termination and not the effective date of termination of his/her relationship with the Employer Company.

All leavers (including Good Leavers and Bad Leavers, except where their relationship with the Employer Company is terminated for Cause) will be provided a 90-day period to exercise any vested Stock Options and would otherwise be unrestricted from selling any of the shares received upon exercise (i.e. share sale restrictions shall not apply) after having exercised (and assuming that the Company has not elected to net cash settle) said Stock Options. Any vested and unexercised Stock Options will be forfeited after such 90-day period.

In the event of a termination due to the death of a Beneficiary, any vested compensation under this Sub Plan up to the date of his or her death would pass to the Beneficiary’s heirs pursuant to applicable legislation in the jurisdiction in which the Beneficiary’s estate is administered and said heirs would continue to be subject to the LTIP and to the Sub Plan terms and conditions (e.g. stock option exercise and subsequent share sale restrictions) as if said death had not occurred.

5. Issuance of Stock Options

6.3.	The company formally issuing the Stock Options will be Holdco.

6.4.	However, the Employer Company of each Beneficiary will be the one liable for compliance with applicable payroll obligations (income tax withholdings and social security tax withholdings/payments).

7.	Termination date

7.1.	The last date for exercising the Stock Options regulated herein, would be December 31, 2027.

7.2.	Therefore, such date (December 31, 2027) shall be considered as the termination date for this particular component.

7.3.	Upon the completion of this date, all rights to exercise any vested Stock Options regulated herein, will be forfeited without any compensation whatsoever arising from the LTIP or this Sub Plan termination.

LONG TERM INCENTIVE PLAN

Sub Plan 3 - Deferred Payment Right

1. Award amount:

1.1.	The Deferred Payment Right will be based on the portion of the Target Comp. tied to this Deferred Payment Right component.

For example, if a Beneficiary’s Target Comp is $1.000.000, and assuming the standard component mix contemplated, he/she would be granted a Deferred Payment Right of up to $333.330.

1.2.	The Deferred Payment Right component will be calculated with the following formula:

IV = EV-BV

Where:

IV means Incremental (Equity) Value.

EV means Exercise (Equity) Value, which will be equal to:

i)	2027 Adjusted EBITDA * 10 - net financial debt

or

ii)	in the event of a Company Sale Event, the Transaction Value of Codere Online as established in the Company Sale Event.

For the purpose of clarity, in the event of a Company Sale Event where a Transaction Value has not been established or cannot be reasonably determined by the Company, acting in good faith, then the EV will be calculated based on Fair Market Value.

EBITDA means earnings before interest, taxes, depreciation and amortization.

Adjusted EBITDA means EBITDA excluding extraordinary and other non-recurring items (including, potentially, marketing over/under investment) in each case at the discretion of and approval from the Holdco Board.

Fair Market Value means, with respect to the calculation of the Deferred Payment Right in a Company Sale Event where a Transaction Value has not been established, as determined by the Holdco Board, acting reasonably and in good faith, except for Beneficiaries holding more than 5% of the total Awards, whereby in case of disagreement the Fair Market Value will be determined by an independent expert appointed by the Holdco Board and the cost of such expert will be borne by the Company, if the estimate provided by the Beneficiary is correct or the expert’s determination of the Fair Market Value is closer to the estimate provided by the Beneficiary or, by the Beneficiary, if the expert’s determination of the Fair Market Value provided by the Holdco Board was correct or the expert’s determination of the Fair Market Value is closer to the estimate provided by the Holdco Board.

Transaction Value means the consideration paid, to be paid, or otherwise attributable to 100% of the equity value of Codere Online agreed by the parties (i.e. seller and buyer) in the context of a transaction regardless of the form of payment (including, but not limited to, cash, securities, assumption of debt or any other consideration of any form).

BV means Base (Equity) Value of $150 million.

1.3.	Total compensation under the Deferred Payment Right will be subject to a cap of $17.5 mm and established as follows:

•	Tier 1: For the first $200 mm of Incremental (Equity) Value, 1.75%;

•	Tier 2: For the next $100 mm of Incremental (Equity) Value, 2.75%; and

•	Tier 3: For any additional Incremental (Equity) Value, 4.75%

1.4.	The IV will be determined as soon as possible following year-end 2027 (or earlier following a Company Sale Event).

2. Payment conditions

2.1	The Deferred Payment Right will be paid at the Company’s option in cash or, other than in the event of a Company Sale Event resulting in a De-Listing, Holdco Ordinary Shares.

2.2	The Payment of the Deferred Payment Right will take place as soon as possible after the Deferred Payment Right End of Period or, if earlier, a Company Sale Event, but, in any event, no later than April 30, 2028 (“Payment Date”), provided that the Beneficiary at the Deferred Payment Right End of Period or at such time when a Company Sale Event takes place: (i) is employed or engaged by Codere Online; and (ii) is in Good Standing.

3. Leaver provisions

3.1	In case a Beneficiary who has been granted a Deferred Payment Right ceases to be employed or engaged by the Employer Company prior to the Deferred Payment Right End of Period, the Beneficiary will be considered as a leaver, and depending whether he/she is qualified as a “Bad Leaver” or a “Good Leaver”, the following scenarios will apply:

a)	A Beneficiary shall be considered a “Good Leaver” and shall therefore be entitled to receive the prorated portion of the Deferred Payment Right corresponding to the time between his/her Deferred Payment Right Start of Period and the time of termination of his/her employment or engagement with the Employer Company, and any amounts payable under any such Deferred Payment Right would be payable at the Payment Date, in the following scenarios:

(i)	death;
(ii)	illness or disability rendering such Beneficiary permanently incapable of continued employment in his/her current position carrying out the normal duties for that position (save where such incapacity is the result of misuse of drugs or alcohol);
(iii)retirement	at the mandatory age or as agreed with the Employer Company;
(iv)	termination by the Employer Company for any reason other than for Cause;
(v)	Redundancy;

(vi)	as a result of a Partial Sale, provided that the relevant Beneficiary remains employed by the subsidiary that is transferred or with the business being transferred and, as a consequence thereof, ceases to be engaged by Codere Online and provided further that at that time is not and cannot be deemed to be a Bad Leaver (the “Partial Sale Good Leavers”); or
(vii)	for any other reason where such Beneficiary is designated by the Holdco Board in its sole and absolute discretion as a “Good Leaver”.

The Holdco Board, in its sole and absolute discretion, may set out specific post-termination covenants for Partial Sale Good Leavers (including non-compete undertakings outside the geographies and businesses of the transferred subsidiary for which they have remained employed).

b)	Beneficiaries who are not qualified as Good Leavers will be qualified as “Bad Leavers”, including for the avoidance of doubt and without limitation any Beneficiaries who are subject to the following scenarios:

(i)	his/her relationship with the Employer Company is terminated due to Cause; and

(ii)	he/she voluntarily departs or resigns prior to the termination of the Plan, unless the Holdco Board, at its sole discretion, otherwise determines such Beneficiary qualifies as a “Good Leaver”.

A Bad Leaver shall in no event be entitled to receive any amount as Deferred Payment Right (not even the prorated portion).

In the event of a termination due to the death of a Beneficiary, any compensation under this Sub Plan up to the date of his or her death would pass to the Beneficiary’s heirs pursuant to applicable legislation in the jurisdiction in which the Beneficiary’s estate is administered.

3.2	For certain key Beneficiaries, the leaver provisions may be modified to provide more favorable terms than what is outlined above.

4.	Issuance of Deferred Payment Right

4.1.	The company formally issuing the Deferred Payment Right will be Holdco.

4.2.	However, the Employer Company of each Beneficiary will be the one liable for compliance with applicable payroll obligations (payment, income tax withholdings and social security tax withholdings/payments).

6. Termination Date

6.1.	The Payment Date shall be considered as the termination date for this particular component.

ANNEX III

NEW LTIP MASTER AGREEMENT

CODERE ONLINE LUXEMBOURG, S.A.
LONG-TERM INCENTIVE PLAN

ADOPTED BY THE BOARD ON NOVEMBER 7, 2024

APPROVED BY SHAREHOLDERS ON JUNE 30, 2025

EXPIRY DATE: DECEMBER 31, 2028

CONTENTS

CLAUSE

1.	Interpretation	2
2.	Eligibility and Grant of Options	9
3.	Rights in relation to Shares	11
4.	Grant limits	11
5.	US Option Holders	11
6.	Vesting Dates	12
7.	Suspension of Options and Cash Payments	12
8.	Malus and clawback	13
9.	Exercise of Options	14
10.	Manner of exercise of Options	15
11.	Settlement of Options	15
12.	Alternative methods of settlement of Options	16
13.	Lapse of Options	17
14	Termination of employment (Vesting and exercise period)	18
15.	Termination of employment (timing)	18
16.	Corporate transactions	18
Company Sale Event		18
De-Listing and De-Listing Transactions		20
17.	Variation of share capital	21
18.	Tax liabilities	22
19.	Relationship with employment contract	23
20.	Notices	25
21.	Administration and amendment	26
22.	Third party rights	27
23.	Data Privacy	27
24.	Severability	28
25.	Governing law and jurisdiction	28

1

1.	Interpretation

1.1	In this Plan, unless otherwise stated, the words and expressions below have the following meanings.

Acquiror: a third-party either alone or together with persons acting in concert with them or it. For the avoidance of doubt, the Company’s Controlling Shareholders or its Affiliates as at the date the Plan was adopted by the Board shall not be an Acquiror.

Affiliate: means, with respect to a person (the “First Person”), (i) any other person who, directly or indirectly, is in control of, or controlled by, or is under common control with, such First Person; and (ii) any account, fund, vehicle or investment portfolio established and controlled by such First Person or an Affiliate of such First Person or for which such First Person or an Affiliate of such First Person acts as sponsor, investment adviser or manager or with respect to which such First Person or an Affiliate of such First Person exercises discretionary control thereover.

Bad Leaver: an Option Holder who ceases to be an Employee and is not a Good Leaver. For the avoidance of doubt, this shall include:

(a)	dismissal for Cause, or cessation of employment in circumstances in which the Option Holder could have been dismissed for Cause, or

(b)	save where the Board decides otherwise, the Option Holder’s resignation (voluntary termination).

Board: the board of directors of the Company, or the remuneration committee or such other committee as the Board may appoint to administer the Plan from time to time.

Business Day: a day other than a Saturday, Sunday or public holiday in the jurisdiction in which the payment is to be made (under rule 16.6) or in which notice or other communication (under rule 20) has been given.

Cause: means, irrespective of its qualification under applicable law, any of the following:

(a)	the Option Holder committing any act of gross misconduct, fraud and/or gross negligence;

(b)	continued or material failure to perform his/her assigned duties or meet their performance targets, recurrent or serious absenteeism (other than on grounds of ill health, duly evidenced to the satisfaction of the Board) or any action that constitutes a material breach of the Option Holder´s employment with Codere Online, the terms of the Plan or their Option;

(c)	breach of any restrictive covenants (including any exclusivity, non-compete, non-solicitation and confidentiality undertakings);

(d)	the contravention of or failure to follow specific lawful written directions or instructions of the Board or the Option Holder’s manager (or any other person whose orders the Option Holder is required to follow);

2

(e)	failure to comply in all material respects with the Codere Group’s code of ethics or other mandatory policies that may be applicable from time to time;

(f)	the breach of good faith in the performance of assigned duties (including as a result of acts that cause disparagement of the Codere Group or the failure to appropriately safeguard the Codere Group’s reputation) or any act of disloyalty or conflict of interest;

(g)	any other kind of grossly negligent conduct, fraud, dishonesty, misconduct or criminal activity, including breach of fiduciary duties and any criminal offences (other than motoring offences not carrying a custodial sentence), including any act that would entitle a prohibition under any applicable law from being a director in any jurisdiction; or

(h)	any other act which would permit a fair disciplinary dismissal (despido disciplinario procedente).

Codere Group: the Controlling Shareholder and its subsidiaries from time to time, excluding Codere Online.

Codere Online: the Company together with its Subsidiaries from time to time (and a Codere Online Company shall mean any of these companies, as relevant).

Company: Codere Online Luxembourg, S.A.

Company Sale Event: any of the following takes place:

(a)	a direct change of control of Codere Online whereby an Acquiror, in one or a series of related transactions, either acquire directly (a) more than 50% of the issued and outstanding Shares or (b) all or substantially all of the assets of Codere Online (a “Direct Change of Control”), excluding, for the avoidance of doubt, any indirect change of control of Codere Online (through the sale of the shares of the Controlling Shareholder or any other direct or indirect holding company of the Company), or

(b)	an indirect change of control of the Company whereby an Acquiror, in one or a series of related transactions, ends up owning (indirectly) more than 50% of the issued and outstanding Shares (through the acquisition of shares of the Controlling Shareholder or any other direct or indirect holding company of the Company) and, within the period of 12 months following such indirect change of control, the relevant Option Holder has ceased to be engaged or employed by a Codere Online Company as a Good Leaver (an “Indirect Change of Control”). For the avoidance of doubt, any indirect change of control of the Company (through the sale of the shares of the Controlling Shareholder or any other direct or indirect holding company of the Company) that does not lead to the termination of the engagement or employment of the relevant Option Holder within 12 months of such indirect change of control as a Good Leaver shall not be considered an Indirect Change of Control.

3

Any internal restructuring or reorganization (within Codere Online or Codere Group or its existing shareholders and not involving third parties) of Codere Group’s ownership interest in the Company or change of ownership arising out of a debt restructuring (including a debt-to-equity deal) will not be deemed a Company Sale Event.

Controlling Shareholder: Codere Group Topco S.A. and its successors and assigns, including, in the event of any Codere Group restructurings, any successors to Codere New Topco S.A. as Codere Group’s “topco”.

Costs: means (i) any costs, commissions, expenses and fees, including but not limited to consultancy and advisors’ fees (in particular, expenses and fees derived from, among others, financial, tax and legal advice), incurred or to be incurred by the Company, the Controlling Shareholder or its Affiliates in connection with a De-Listing Transaction and (ii) any taxes or other duties incurred, or to be incurred, by the Company, the Controlling Shareholder (or any of their respective Affiliates) in connection with a De-Listing Transaction.

Data Controller: means the natural or legal person, public authority, agency or other body which, alone or jointly with others, determines the purposes and means of the processing of personal data; where the purposes and means of such processing are determined by European Union or member state law, the controller or the specific criteria for its nomination may be provided for by European Union or member state law.

Data Protection Laws: A set of legal frameworks that regulate the collection, use, storage, and sharing of personal data, aiming to protect the fundamental rights and freedoms of individuals, particularly their right to privacy.

Data Protection Officer: An individual appointed by an organization, either public or private, responsible for overseeing compliance with applicable data protection laws, particularly the Data Protection Laws.

Data Subject: a natural person who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person.

Data Protection Supervisory Authority: An independent public authority established in each European Union member state, responsible for monitoring the application of Data Protection Laws

Dealing Day: a day on which the NASDAQ is open for business.

Dealing Restrictions: restrictions imposed by the Company’s Insider Trading and Fair Disclosure Policy (as amended from time to time) or any other share dealing code adopted by the Company from time to time, the NASDAQ Rules or any applicable laws, codes or regulations which impose restrictions on dealing in shares and other securities.

De-Listing: means the Shares cease to be listed, traded or publicly quoted on NASDAQ pursuant to a voluntary decision of the Company or its shareholders (other than pursuant to a De-Listing Transaction) and are not immediately re-listed, re-traded or requoted on NASDAQ or any other major stock exchange. For the avoidance of doubt, a de-listing that is mandatory due to a breach by the Company of the legal requirements necessary to be listed on NASDAQ will not be considered a De-Listing for this purpose.

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De-Listing Transaction: means a De-Listing that results from a transaction or series of related transactions in which a Transaction Value is established (other than as a result of a Company Sale Event that involves a direct change of control of the Company pursuant to (a) in the definition of Company Sale Event). For these purposes, “Transaction Value” means the consideration paid or otherwise attributed to 100% of the equity value of Codere Online agreed by the parties (i.e. seller and buyer) in the context of a transaction entailing a De-Listing regardless of the form of payment (including, but not limited to, cash, securities, assumption of debt or any other consideration of any form), net of any contingent amounts, amounts in escrow, quantifiable indemnities and Costs. For the avoidance of doubt, a de-listing transaction that is mandatory due to a breach by the Company of the legal requirements necessary to be listed on NASDAQ will not be considered a De-Listing Transaction for this purpose.

Employee: any individual who is an employee of a Codere Online Company.

Employer Company: the Option Holder's employer or former employer.

Exercise Notice: a document in the form prescribed by the Board from time to time that the Option Holder must complete and return (together with any other documents or payments required under the Plan) to the Company in order to exercise an Option.

Exercise Price: the price at which each Share subject to an Option may be acquired on the exercise of that Option, which will be equal to the greater of (i) the Market Value of a Share and (ii) the nominal value of a Share on the Grant Date of the option.

Good Leaver: an Option Holder who ceases to be an Employee due to any of the following reasons:

a)	death;

b)	illness or disability rendering such Option Holder, in the reasonable opinion of the Board, permanently incapable of continued employment in his/her current position carrying out the normal duties for that position (save where such incapacity is the result of misuse of drugs or alcohol);

c)	retirement as agreed with their Employer Company (or at any minimum age, where mandatory under or permitted by any applicable laws);

d)	termination by their Employer Company for any reason other than for Cause;

e)	Redundancy;

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f)	their Employer Company ceasing to be a Codere Online Company, or the transfer of all or the entire business in which the Option Holder is employed to an Acquiror that is not a Codere Online Company (a “Partial Transfer”), provided that:

i.	the relevant Option Holder remains employed by the subsidiary that is transferred or with the business being transferred and is in Good Standing;

ii.	the Option Holder enters into any non-compete and non-solicit covenants requested by the Board; and

iii.	at the time of the Partial Transfer, the Option Holder is not and cannot be deemed to be a Bad Leaver,

g)	or for any other reason where such Option Holder is designated by the Board in its sole and absolute discretion as a “Good Leaver”.

Good Standing: means, with respect to an Option Holder, that Option Holder continuing to be employed by a Codere Online Company and performing his/her duties under their employment agreement with the utmost loyalty, effort, commitment and diligence required by his/her position in accordance with his/her employment terms and acting in the best interests of Codere Online. Without limitation, an Option Holder shall not be considered to be in “Good Standing” during such time as (i) a circumstance or event exists that could entitle the relevant Employer Company to terminate his/her employment or service agreement as a Bad Leaver or (ii) an investigation is ongoing into whether such circumstance or event exists.

Grant Date: the date on which an Option is, was, or is to be granted.

Market Value: the market value of a Share as determined by the closing Share price on NASDAQ on the Grant Date.

NASDAQ: the Nasdaq Stock Exchange.

NASDAQ Rules: the NASDAQ Rulebook, as amended from time to time, or any other legislation, regulations or codes pertaining to companies listed on the NASDAQ.

Nominee: the person nominated by the Board to hold an Option and/or Shares issued or transferred pursuant to the exercise of an Option in trust for the Option Holder subject to the rules and the terms of documentation prescribed by the Board.

Non-Compete/Non-Solicit Agreement: a non-compete and/or non-solicitation agreement in such form as the Board may determine from time to time.

Option: an option to acquire Shares at the Exercise Price.

Option Holder: an individual who holds an Option or, where applicable and accepted by the Board, that individual's personal representatives or Nominee, and where relevant shall include a former Option Holder.

Ordinary Vesting Dates: the dates set out in the relevant Participant Letter, which shall ordinarily be January 1st of the first, second, third and fourth year after the year in which the Option was granted (with the Option Vesting in respect of 25% of the total number of Shares over which it was granted on each such date, subject to the rules of the Plan, including but not limited to rule 6.2).

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Participant Letter: a letter setting out the terms of an Option, in accordance with rule 2.5, in the form prescribed by the Board from time to time.

Personal Data: means any information relating to an identified or identifiable natural person.

Plan: the incentive scheme constituted and governed by these rules, as amended from time to time.

Redundancy: has the meaning given to it in sections 51 (Despido colectivo) and 52.c (Extinción del trabajo por causas objetivas) of the Real Decreto Legislativo 2/2015, de 23 de octubre, por el que se aprueba el texto refundido de la Ley del Estatuto de los Trabajadores (“ET”), and shall be taken to have occurred at the conclusion of the legal process set out in sections 51 and 53 of the ET, correspondingly or, in circumstances where sections 51 and 53 of the ET does not apply, at the conclusion of any other equivalent process which complies with any applicable laws and, provided that in both cases, at the time of the Redundancy, (i) no circumstance or event exists that could entitle the relevant Employer Company to terminate the Option Holder’s employment or service agreement as a Bad Leaver and (ii) no investigation is ongoing into whether such circumstance or event exists.

Relevant Company: the Option Holder's Employer Company or any other person who is or could be required to account to any Tax Authority for a Tax Liability in respect of an Option Holder.

Section 409A: means section 409A of the US Internal Revenue Code of 1986, as amended from time to time.

Share: an ordinary share of €1.00 nominal value (subject to rule 17) in the capital of the Company.

Subsidiary: with respect to any person, any other person that, now or in the future, is directly or indirectly controlled by such person, including (i) any trust in which such person holds all of the beneficial interests and (ii) any partnership, limited liability company or similar entity in which such person holds all of the interests other than the interests of any general partner, managing member or similar person. For the avoidance of doubt, a person shall be deemed to control another person if such first person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other person, whether through the ownership of voting securities, by contract or otherwise, all the foregoing in accordance with, as and further set out in, Article 42 of the Spanish Commercial Code.

Taxes: all direct or indirect taxes, charges, surcharges, fees, duties, levies, including income tax, corporate income tax, value added tax, transfer tax, property tax, professional tax, penalty tax on disallowed expenses, stamp duties, excise, customs duties, municipal license or permit, employment or other social security charges (including any payroll-related charges and health, unemployment, housing, family allowances, pension or retirement contributions), or any other charge in the nature of taxation, whether payable directly, by withholding (wherever imposed), by means of a direct liability, tax succession, joint and several liability, or subsidiary or secondary liability or otherwise, including any interest thereon, and penalties, liability, fines or additional amounts in relation, or attributable, thereto, and any payment made in or in relation thereto, imposed by any tax authority and regardless of whether chargeable against or attributable to, in each case directly or primarily, any person, or whether any amount in respect of any of them is recoverable from any other person (and “Tax” shall have a corresponding meaning).

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Tax Authority: the relevant tax authority in the relevant jurisdiction.

Taxable Event: any event or circumstance that gives or may give rise to a liability for the Option Holder to pay (or for any Relevant Company to account to any Tax Authority for or in respect of the Option Holder or former Option Holder) a Tax Liability in respect of the Option, including its Vesting, exercise, assignment or surrender for consideration, or the receipt of any benefit in connection with it.

Tax Liability: the total of any Taxes, social security contributions and medicare or their equivalents in any jurisdiction for which any Relevant Company is or may be liable to account (or reasonably believes it is or may be liable to account) as a result of any Taxable Event and any related fines, penalties and interest.

US Option Holder: means an Option Holder (or proposed Option Holder, where the context so permits or requires) who is, becomes, or is expected to become, subject to U.S. income tax under the United States Internal Revenue Code of 1986, as amended.

Vest: means that an Option (or part thereof) becomes exercisable in accordance with these rules, and “Vesting” and “Vested” shall have a corresponding meaning.

Vesting Dates: is the date on which the Option (or part thereof) Vests, which shall (save where the Option has lapsed or been surrendered before such date) be the Ordinary Vesting Dates or such other date as the Option Vests in accordance with these rules.

1.2	Rule headings shall not affect the interpretation of the rules.

1.3	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

1.4	Any Schedules to this Plan form part of the rules and shall have effect as if set out in full in the body of the rules. Any reference to the rules includes the Schedules.

1.5	A reference to a company shall include any company, corporation or other body corporate, wherever and however incorporated or established.

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1.6	Unless the context otherwise requires, (a) words in the singular shall include the plural and in the plural shall include the singular and (b) a reference to one gender shall include a reference to the other genders.

1.7	A reference to a statute or statutory provision includes a reference:

(a)	to that statute or provision as from time to time consolidated, modified, re-enacted or replaced by any statute or statutory provision;

(b)	to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(c)	to all subordinate legislation made from time to time under it.

1.8	A reference to writing or written includes email.

1.9	A reference to the Plan or to any other agreement or document referred to in the Plan is a reference to the Plan or such other agreement or document as varied or novated (in each case, other than in breach of the provisions of the Plan) from time to time.

1.10	Save where otherwise defined, references to rules and schedules are to rules of and schedules to the Plan.

1.11	Any words following the terms including, include, in particular, for example or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

2.	Eligibility and Grant of Options

2.1	Subject to the rules, the Board may, at its discretion, grant an Option to any Employee it chooses at any time.

2.2	The Board may also grant Options to (i) existing and/or future directors of the Company (each a “Director”), and (ii) individuals who are not Employees, but who provide services to a Codere Online Company under a service or consulting agreement (including any directors of the Company), including through a professional employer organization (each such individual being a “Service Provider”). The provisions of this Plan in respect of Employees will be interpreted, so far as possible, mutatis mutandis with regards to Options held by any Director who is not an Employee, and/or Service Providers (for example, cessation of employment will be deemed to mean termination of appointment (in the case of Directors) and cessation of services (in the case of Service Providers), and Redundancy as a Good Leaver reason shall not apply to a Director who is not an Employee, or Service Providers). In these cases, the Service Providers may be required to accept expressly these rules and any other provisions applicable to the Service Provider (including those applicable under the relevant Participant Letter).

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2.3	The Board may, at its discretion, grant an Option to a Nominee where it considers that the legislation of the jurisdiction in which the proposed Option Holder is based (including, but not limited to, Israel) makes it necessary or desirable to grant the Option to a nominee for that individual.

2.4	The Board may not grant Options:

(a)	during any time when it is prevented from so doing by Dealing Restrictions; or

(b)	after 31 December 2028 (whether or not there is any Unused Headroom, as defined in rule 4.1).

2.5	The Board shall grant an Option by such method as the Board may decide, including but not limited to by way of a Board resolution. A Participant Letter shall be provided to each Option Holder as soon as reasonably practicable following the grant of the Option(s).

Each Participant Letter shall (without limitation):

(a)	state the Grant Date of the Option;

(b)	state the number of Shares in relation to which the Option is granted;

(c)	state the Exercise Price;

(d)	specify the Vesting schedule;

(e)	the Option’s Lapse Date; and

(f)	include a statement that the Option is subject to these rules (which shall be incorporated in the Participant Letter by reference).

2.6	It shall be a term of the grant and Vesting of every Option that the Option Holder (and in the case of an Option Holder that is a nominee, the person for whom the nominee is acting as nominee) unconditionally and irrevocably agrees:

(a)	to these rules and to comply with them (including but not limited to the provisions of rule 8 and rule 18),

(b)	to sign a copy of the Participant Letter in accordance with the instructions set out therein and return it to the person to whom such letter specifies that it must be returned by the deadline set out therein (or to confirm their agreement to the terms of the Participant Letter by any other means specified by the Board), and

(c)	to provide to the Company, within 14 days of a request by the Company, duly signed and executed originals of all documents (including documents of transfer or powers of attorney) considered necessary or desirable by the Company to effect or enforce the application of rule 8 and rule 18.

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3.	Rights in relation to Shares

An Option Holder has no voting, dividend or other rights attaching to the Shares over which their Option subsists before they acquire such Shares.

4.	Grant limits

4.1	The Company may not grant an Option under the Plan if that grant would result in the total number of Shares over which Options have been granted exceeding:

(a)	in calendar year 2024 (“Plan Year 1”), 600,000 Shares,

(b)	other than in Plan Year 1, in any one Plan Year, 500,000 Shares, plus any Unused Headroom from previous Plan Years, and

(c)	in aggregate under the Plan, 2.6 million Shares.

where “Plan Year” means Plan Year 1 and the calendar years 2025, 2026, 2027 and 2028, and

“Unused Headroom” means 500,000 (600,000 in respect of Plan Year 1) less the number of Shares over which Options have been granted during that Plan Year. For example, if in Plan Year 1 and 2025 Plan Year, Options are granted over an aggregate of 700,000 Shares, Options could be granted over 900,000 Shares in the 2026 Plan Year (i.e. the 500,000 Share limit in the 2026 Plan Year, plus Unused Headroom of 400,000 Shares).

4.2	For the avoidance of any doubt, the Board has no obligation to grant Options to use any Unused Headroom.

4.3	Shares which were subject to Options which (i) lapsed or (ii) were surrendered or cancelled will cease to count towards the above limits. Where an event under rule 17 has taken place between the date of issue of the Shares and the date on which the limit is to be calculated, the number of Shares to be taken into account for the purposes of the above limit will be adjusted in the manner the Board considers appropriate to take account of such event.

5.	US Option Holders

5.1	The Company intends that Options be exempt from Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the Plan shall be so construed. Absent a written designation to the contrary, the Options shall be granted with an intention to qualify for the stock rights exemption under U.S. Treasury Regulation 1.409A-1(b)(5) and shall not constitute incentive stock options within the meaning of Section 422(b) of the Code. No Option is intended to be granted, deferred, accelerated, extended, paid out or modified under this Plan in a manner that would result in the imposition of an additional tax under Section 409A of the Code and shall be reformed accordingly as would be effective under applicable law unless specifically determined by the Board. The Company shall use commercially reasonable efforts to implement the foregoing in good faith; provided that neither the Board, the Company nor any of its Affiliates shall have any liability with respect to this Section 5.1 and no representation is made to any Plan participant as to tax status under U.S. law.

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6.	Vesting Dates

6.1	Subject to the rest of these rules, each Option will Vest in tranches on the Ordinary Vesting Dates set out in the relevant Participant Letter.

6.2	In particular, the relevant tranche of the Option will not Vest if on the relevant Ordinary Vesting Date the Option Holder does not continue to be employed by the relevant Employer Company or is not in Good Standing.

6.3	If the Option Holder’s employment or contractual relationship is or has been suspended for any reason (including where the Option Holder is suspended from work, with or without pay), Vesting shall be suspended for so long as the relationship has been suspended, except in case of legal suspensions due to maternity or paternity reasons during the mandatory period established by law.

7.	Suspension of Options and Cash Payments

7.1	Notwithstanding any other rule of this Plan, an Option Holder may not exercise an Option, and no cash payment will be made to an Option Holder under rule 16.3 or 16.4 (relating to a De-Listing and a De-Listing Transaction) at any time:

(a)	while disciplinary proceedings by any Codere Online Company are underway against the Option Holder (including where the Option Holder is suspended from work, with or without pay);

(b)	while any Codere Online Company is investigating the Option Holder's conduct and may as a result begin disciplinary proceedings (including, but not limited to, where the Option Holder is suspected of not operating within the best interests of Codere Online, as determined by the Board), or

(c)	save where the Option Holder is no longer an Employee (by virtue of having become a Good Leaver), the Option Holder is being investigated to establish whether or not they are in Good Standing.

7.2	If the result of the proceedings or investigations to which rule 7.1 refers is that the Option Holder becomes a Bad Leaver or is found not to be in Good Standing, their Option(s) shall, to the extent unexercised, immediately lapse in full, and no payments (or further payments) will be made under rule 16.3 or 16.4. On the contrary, if the result of such proceedings or investigations is that the Option Holder is found to be in Good Standing, does not become a Bad Leaver, and is not subject to an event that would entitle the Board to terminate their contract as a Bad Leaver, then the Option which the Option Holder was prevented from exercising due to the operation of rule 7.1 will continue on its terms from the conclusion of the disciplinary proceedings or investigation. Any cash payment(s) which was/were not made due to the operation of rule 7.1 will be made as soon as practicable after the conclusion of the disciplinary proceedings or investigation.

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8.	Malus and clawback

8.1	This rule applies in relation to an Option (or any tranche thereof) if any of the following circumstances (the “Relevant Circumstances”) exist (as determined by the Board, where relevant, in its fair and reasonable opinion):

(a)	the Option Holder is dismissed due to the Option Holder committing any act of gross misconduct, fraud and/or gross negligence, or any other act which would give rise to a dismissal on disciplinary grounds in the relevant jurisdiction (“Very Bad Leaver Reasons”);

(b)	the Option Holder’s Employer Company is entitled, or would have been entitled, to terminate the Option Holder’s contract due to any Very Bad Leaver Reason;

(c)	the Option Holder has breached the Non-Compete/Non-Solicit Agreement; and/or

(d)	in respect of any Option Holder who holds the position of Executive Vice-Chairman, the CEO or the CFO of the Company only, the Option Holder voluntarily resigns.

8.2	This rule applies in relation to an Option (or any tranche thereof) if the Board determines that a Relevant Circumstances exists within two years from the date on which the corresponding Option (or the particular tranche of it) has Vested.

8.3	If rules 8.1 and 8.2 apply, the Board may decide to apply rules 8.4 to 8.7 in relation to an Option (or tranche thereof) at any time within the 12-month period following the end of the two-year period mentioned in rule 8.2.

8.4	If the Board decides to apply this rule 8.4 and rules 8.5 to 8.7, they may (i) reduce the number of Shares (including to nil) subject to the relevant Option (or tranche thereof) if such Option (or tranche thereof) is unexercised, and/or (ii) determine a Clawback Amount in relation to the relevant Option (or tranche thereof) if such Option (or tranche thereof) has been exercised.

8.5	The Clawback Amount shall be such amount as the Board considers to be fair and reasonable, but shall not be more than the greater of (i) the market value of the Shares acquired pursuant to the Option (or tranche thereof) on the date the Option Holder acquired them (as determined by the closing Share price on that date) and (ii) subject to the rest of this rule, an amount equal to the net proceeds realized from any sale of such Shares, in each case minus any Exercise Price paid. Where the sale to which (ii) above refers took place other than on an arm’s-length basis at market value, the net proceeds shall be deemed for the purposes of determining the Clawback Amount to be equal to the net proceeds had the Shares been sold at market value (as determined by the closing Share price on the date of the sale). For clarification purposes, the Clawback Amount shall include the Tax Refund (as defined below) unless the Board decides otherwise.

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8.6	The Option Holder shall use his or her best endeavors to obtain from the Tax Authority repayment of (or credit for) any Taxes paid by or on the Option Holder’s behalf in relation to the Option (the “Tax Refund”) as soon as reasonably practicable after being notified of the Clawback Amount. If no such repayment or credit is possible, the Board may decide to reduce the Clawback Amount to take account of this amount (save where the calculation of the Clawback Amount already took into account the amount of Taxes paid).

8.7	The Company may obtain recovery of the Clawback Amount from the Option Holder in any (or any combination) of the following ways:

(a)	by reducing or cancelling any Options (or tranches thereof) that the Option Holder has not exercised;

(b)	by reducing or cancelling any cash bonus payable to the Option Holder by any Codere Online Company;

(c)	by requiring the Option Holder to transfer (or procure the transfer of) Shares to such person as the Company may direct for no consideration;

(d)	by requiring the Option Holder to make a cash payment equal to the Clawback Amount to a Codere Online Company within 30 days of a written demand by the Company and by accepting an Option, the Option Holder consents to (i) such payment being made and the Company receiving such payment and, (ii) if the Option Holder fails to make the payment in full within this period, their Employer Company making appropriate deductions from any salary or other payment due to the Option Holder.

8.8	Each Option will also be subject to such deductions and clawback as may be required to be made pursuant to any law, government regulation or stock exchange listing requirement, which shall be effected by the operation of this rule 8 and the application of any other method permitted pursuant to such law, government regulation or stock exchange listing requirement.

9.	Exercise of Options

9.1	Subject to the rest of these rules, an Option Holder may exercise an Option at any time to the extent that it has Vested (and any other condition stated in the Participant Letter is satisfied) at any time before it lapses.

9.2	An Option Holder may not exercise any part of an Option at a time when its exercise is prohibited by, or would be a breach of, any Dealing Restrictions or when such exercise is prohibited under rule 7.

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9.3	An Option Holder may not exercise any part of an Option without having signed an Exercise Notice and made any arrangements, or entered into any agreements, that may be required pursuant to any provision of this Plan, the clawback provisions set forth in rule 8 of the Plan, the Non-Compete/Non-Solicit Agreement and rule 18.

10.	Manner of exercise of Options

10.1	The Option Holder shall exercise an Option (or any part thereof) by giving an Exercise Notice to the Company setting out the number of Shares over which they wish to exercise the Option. Save as permitted by the Board or the CFO, only two Exercise Notices may be delivered during any one calendar year.

10.2	The Exercise Notice shall be accompanied by (i) any payment required under rule 18 and (ii) payment in cash of an amount equal to the Exercise Price multiplied by the number of Shares specified in the notice (item (ii) being referred to as the “Subscription Price”), unless one of the alternative methods of settlement of Options permitted under rules 12 is selected.

10.3	Any Exercise Notice shall be invalid:

(a)	to the extent that it is inconsistent with the Option Holder's rights under these rules or the Participant Letter relating to the Option which the Option Holder is purporting to exercise;

(b)	if any of the requirements of rule 10.1 or rule 10.2 are not met, or

(c)	if any payment referred to in rule 10.2 is made by any means that fails to transfer the expected value to the Company.

The Company may permit the Option Holder to correct any defect referred to in rule 10.3 (but shall not be obliged to do so). The date of any corrected Exercise Notice shall be the date of the correction rather than the date of the original notice for all other purposes of the Plan.

11.	Settlement of Options

11.1	This rule 11 is subject to rule 12.

11.2	Promptly after the valid exercise of an Option, the Company shall (unless prevented by any Dealing Restrictions, and provided it has obtained any necessary approvals or consents and the Tax Liability has been paid, or arrangements for it to be paid have been made to the satisfaction of the CFO, and the full amount of the Subscription Price has been paid and received by the Company) allot and issue Shares or, as appropriate, procure their transfer to the Option Holder (or, if relevant, the Nominee). In the event of an issuance of Shares, any amount in excess of the aggregate nominal value of the Shares to be issued will be recorded as share premium. No Option Holder shall have any interest in Shares until the time at which they are issued or transferred to him.

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11.3	Where the Company is prevented by any Dealing Restrictions from allotting and issuing, or procuring the transfer of Shares, it will allot and issue, or procure the transfer of, the relevant Shares as soon as reasonably practicable after such Dealing Restrictions cease to apply.

11.4	Shares allotted and issued in accordance with rule 11.2 shall rank equally in all respects with the other shares of the same class in issue at the date of allotment, except for any rights determined by reference to a date before the date of allotment.

11.5	Shares transferred in accordance with rule 11.2 shall be transferred free of any lien, charge or other security interest, and with all rights attaching to them, other than any rights determined by reference to a date before the date of transfer.

12.	Alternative methods of settlement of Options

12.1	Instead of delivering the number of Shares specified in the relevant Exercise Notice, the Company may settle the exercise of an Option, in the sole discretion of the Board, by:

(a)	making a cash payment to the Option Holder equal to the amount by which the Market Value of a Share on the date of exercise of the Option exceeds the Exercise Price, multiplied by the number of Shares in respect of which the Option is being exercised (the “Gain”), or

(b)	where the Option Holder has so elected, and provided that such Option Holder is an Employee of the Company or of a Subsidiary in which the Company holds directly or indirectly at least 50% of the share capital or voting rights, arranging for the transfer (to the extent the Company has sufficient Shares available in treasury)[1] or issue to the Option Holder (or their Nominee) of Shares with a Market Value equal to the Gain (rounded down to the nearest whole Share), for which the Option Holder shall not be required to make payment, provided any Tax Liability has been paid in accordance with rule 18.

12.2	Where the Option is settled in cash, the Relevant Company shall make such deductions from the payment as are required by applicable law, including any withholding taxes, in accordance with rule 18.

_______________________

1 It being understood that such issuance of Shares would only be possible to the extent the Company has sufficient reserve available, within the meaning of Luxembourg law, for capitalisation as payment of such shares to be issued.

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12.3	This Rule 12 shall not apply to an Option if its application would cause any adverse issues (including but not limited to securities laws, exchange control, Taxes or social security) for any Codere Online Company or an Option Holder (including, but not limited to, Option Holders resident in Israel).

13.	Lapse of Options

13.1	An Option Holder may not transfer or assign, or create any charge or other security interest over an Option (or any right arising under it) or otherwise encumber or dispose of an Option. An Option shall lapse (and therefore all rights pursuant to it shall be forfeited) if the Option Holder does any of those things, save that this rule 13.1 shall not prevent the transmission of an Option to an Option Holder's personal representatives on the death of the Option Holder.

13.2	In addition to any lapse provisions elsewhere in the rules, an Option shall lapse (and therefore all rights pursuant to it shall be forfeited) on the earliest of the following:

(a)	the expiry of a period of ten years beginning with January 1st in the year in which it was granted (the “Lapse Date”), assuming that no event occurs to cause it to lapse earlier, save that if it cannot be exercised during the period of 30 days ending with the Lapse Date because of any Dealing Restrictions or due to the application of rule 7.1 (Suspension of Options), the Board shall extend the Lapse Date to such date as the Board determines appropriate to permit the Option to be exercised within a period after the Dealing Restrictions or rule 7.1 cease to apply (save, in the latter case, if the result of the proceedings under rule 7.1 is that the Option Holder becomes a Bad Leaver);

(b)	unless the Board decides otherwise, the deadline specified in the Participant Letter, if the Option Holder has not, before such deadline, returned a signed copy of the Participant Letter (evidencing their acceptance of the Option) and any Non-Compete/Non-Solicit Agreement to the person(s) to whom such letter and any such agreement state that they must be returned;

(c)	the first anniversary of the Option Holder's death;

(d)	if the Option Holder becomes bankrupt (under legislation in the Option Holder’s country of residence),

(e)	the passing of an effective resolution, or the making of an order by the relevant court, for the insolvent winding-up or restructuring of the Company either within the context an insolvency proceeding or the approval restructuring plan reached in the context of the actual or imminent insolvency of the Company in line with articles of the Luxembourg Commercial Code or of the Luxembourg law of August 7, 2023 on preservation of companies and modernizing the insolvency legislation, or an equivalent insolvency or pre-insolvency proceeding applicable under the relevant applicable laws.

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14.	Termination of employment (Vesting and exercise period)

14.1	If an Option Holder becomes a Good Leaver, each Option they hold:

(a)	shall continue in existence only in respect of the number of Shares over which it has Vested as at the date of cessation of employment (or in respect of such greater number of Shares as the Board may determine in its absolute discretion), and to the extent the Option does not so continue, it shall lapse on the date the Option Holder becomes a Good Leaver, and

(b)	after the application of rule 14.1(a) above, the Option (or part thereof) that remains in existence (either because it is Vested or because the Board, at its sole discretion, has so determined) may (subject to rule 16.1(a)(ii) to 16.1(a)(iv) inclusive) be exercised during the 90-day period (or 12 months where the Option Holder has become a Good Leaver by reason of death), or such longer period as the Board may decide, following the date the Option Holder becomes a Good Leaver. Upon the expiry of this period, the Option(s) will lapse to the extent unexercised.

14.2	If an Option Holder becomes a Bad Leaver each Option they hold (regardless of the extent to which it is Vested) shall lapse on the date they become a Bad Leaver.

15.	Termination of employment (timing)

15.1	For the purposes of rule 14, an Option Holder shall not be treated as ceasing to be an Employee (and becoming a Good Leaver or a Bad Leaver) until he or she no longer holds any office or employment with any Codere Online Company, save that an Employee who resigns (other than in order to commence employment with another Codere Online Company) shall be deemed to be a Bad Leaver from the date they give notice to cease employment (and not the date they cease employment).

15.2	An Option Holder who ceases to be an Employee in circumstances where they retain a statutory right to return to work shall only be treated as having ceased to be an Employee from such time (if at all) as they cease to have such a right to return to work.

16.	Corporate transactions

Company Sale Event

16.1

(a)	Subject to rule 16.8, upon a Company Sale Event that involves a Direct Change of Control (pursuant to (a) of the definition of Company Sale Event) that results in a De-Listing:

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(i)	Options will automatically Vest in full provided that the Option Holder at such time is employed or engaged by a Codere Online Company and is in Good Standing;

(ii)	Options held by Employees, Directors, or current Service Providers complying with (i) above (and, if the Board so decides, by Good Leavers whose Options have continued in accordance with rule 14.1) which have a per Share Exercise Price which is less than the price per Share which would be received by selling shareholders pursuant to the Company Sale Event will (to the extent unexercised by the relevant Option Holder) automatically be exercised on the basis set out in rule 12.1(b) (cashless net settlement) immediately before the Company Sale Event;

(iii)	Option Holders who receive Shares, either by virtue of rule 12.1(b) (cashless net settlement) as set out in rule 16.1(a)(ii), or upon exercise of their Options prior to the completion of a Company Sale Event:

1.	will receive the same consideration (i.e. cash, shares in the Acquiror or a combination of both) as that received by other selling shareholders at completion of the Company Sale Event, net of any contingent amounts, amounts in escrow, quantifiable indemnities and Costs, and

2.	will receive any deferred or contingent consideration (including where any amounts are retained in escrow or as quantifiable indemnities), if and when paid, at the same time as the other selling shareholders.

(iv)	Options will lapse, to the extent unexercised, on the completion of a Company Sale Event under this 16.1(a).

(b)	Subject to rule 16.8, upon a Company Sale Event that involves a Direct Change of Control (pursuant to (a) of the definition of Company Sale Event) that does not result in a De-Listing:

(i)	Options will automatically Vest in full provided that the Option Holder at such time is employed or engaged by a Codere Online Company and is in Good Standing, and

(ii)	Options will otherwise continue on their terms.

(c)	no restrictions, other than those imposed in the Company’s Insider Trading Policy, shall apply to the sale of Shares received upon exercise of Options in the context of a Company Sale Event pursuant to rule 16.1.

16.2	Upon a Company Sale Event that involves an Indirect Change of Control (pursuant to (b) of the definition of Company Sale Event):

(a)	rule 14.1 (which provides that Unvested options lapse on cessation of employment, unless the Board decides otherwise, and imposes a 90-day exercise period) shall not apply;

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(b)	Options held by the Option Holder affected by the Indirect Change of Control (pursuant to (b) of the definition of Company Sale Event) will automatically Vest in full if (i) their contract is terminated as a Good Leaver within the period of 12 months following such Indirect Change of Control, and (ii) the Option Holder was, immediately before the termination of their contract, in Good Standing, and

(c)	Options will otherwise continue on their terms (for the avoidance of doubt, rules 14 and 15 will apply to Good Leavers).

De-Listing and De-Listing Transactions

16.3	Subject to rule 7 and rule 16.7, on a De-Listing, Option Holders will receive (in full and final settlement of their Options) an amount in cash based on the amount by which the average closing Share price over the 20 Dealing Days immediately prior to any announcement made with respect to a De-Listing exceeds the per Share Exercise Price of their Option:

(a)	multiplied by the number of Shares in respect of which their Option is Vested at that time, at the effective date of the De-Listing, and

(b)	subject to rule 16.5, provided they are at the relevant date an Employee in Good Standing, on each Ordinary Vesting Date (if any) which occurs after the date of the De-Listing, multiplied by the number of Shares in respect of which their Option would have Vested on each such Ordinary Vesting Date.

16.4	Subject to rule 7 and rule 16.7, on a De-Listing Transaction, Option Holders will receive (in full and final settlement of their Options) an amount in cash based on the amount by which the value of a Share based on the Transaction Value exceeds the per Share Exercise Price of their Option:

(a)	multiplied by the number of Shares in respect of which their Option is Vested at that time, at the effective date of the De-Listing Transaction, and

(b)	subject to rule 16.5, provided they are at the relevant date an Employee in Good Standing, on each Ordinary Vesting Date (if any) which occurs after the date of the De-Listing Transaction, multiplied by the number of Shares in respect of which their Option would have Vested on each such Ordinary Vesting Date.

16.5	If the Option Holder becomes a Good Leaver after the effective date of the De-Listing or De-Listing Transaction, they will receive, on or around the time they cease employment or service, all payments to which they would have become entitled under rule 16.3(b) or rule 16.4(b) (as applicable) had they remained an Employee in Good Standing.

16.6	Any payments due pursuant to paragraphs 16.3 to 16.5 above will be made by the Employer Company (and where applicable through the payroll system) within 30 Business Days from the occurrence of the relevant payment event (e.g. a De-Listing or De-Listing Transaction, or the Ordinary Vesting Date, or upon becoming, a Good Leaver where relevant), save that where on a De-Listing Transaction the selling shareholders receive a proportion of their consideration as deferred or contingent consideration (including where any amounts are retained in escrow or as quantifiable indemnities) the payment due pursuant to paragraph 16.4(a) will be paid in the same proportion(s) and on the date(s) the deferred or contingent consideration is paid to the selling shareholders.

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16.7	Where the settlement of the Option in cash is not permitted under the laws of the country in which the Option Holder is resident (including, but not limited to, Israel), on the occurrence of a De-Listing or De-Listing Transaction, the Option will be satisfied in such manner as the Board may determine.

Internal reorganisations

16.8	Unless the Board decides that this rule 16.8 shall not apply, if the Acquiror in a transaction which would (but for this rule) be a Company Sale Event is (a) an Affiliate of the Controlling Shareholder, (b) a company whose shareholders and the proportion of its shares held by each of them following completion of the Company Sale Event are substantially the same as the shareholders of the Company immediately before the Company Sale Event, or (c) a company whose controlling shareholders and the proportion of its shares held by each of them following completion of the Company Sale Event are substantially the same as the ultimate shareholders of the Controlling Shareholder immediately before the Company Sale Event, any outstanding Options will be automatically exchanged for Options on the same terms (mutatis mutandis) over shares in the Acquiror. Where Options are so exchanged, the Plan shall be interpreted in relation to any replacement Options as if references to the Company were references to the Acquiror.

Solvent Winding up

16.9	If the shareholders of the Company receive notice of a resolution for the voluntary and solvent winding up of the Company, any Option Holder may (save where prevented from so doing by Dealing Restrictions) exercise an Option (to the extent Vested, or to such greater extent as the Board may permit) at any time before that resolution is passed, conditional upon (and taking effect immediately before) the passing of that resolution, and if the Option Holder does not exercise the Option, it shall lapse when the winding up begins.

17.	Variation of share capital

17.1	This rule 17 applies where there is:

(a)	a variation of share capital; or

(b)	an extraordinary distribution to shareholders.

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17.2	In this rule 17:

(a)	a variation of share capital includes a capitalisation issue, rights issue, consolidation, subdivision or reduction of the share capital of the Company, a vendor placing with clawback, a vendor rights offer or a cash open offer, but excludes a scrip dividend.

(b)	an extraordinary distribution to shareholders includes a demerger or special dividend.

17.3	If a variation of share capital or an extraordinary distribution occurs and the Board determines that it has materially affected the value of Options, the Board shall make such compensatory adjustment as it considers appropriate to:

(a)	the number of Shares subject to the Option;

(b)	the class and nominal value of shares subject to the Option; and

(c)	the Exercise Price (provided that the aggregate Exercise Price of an Option shall remain unchanged).

17.4	The Board may take any actions it considers necessary to notify all affected Option Holders of any decision made under this rule 17 and may call in, cancel, endorse, issue or re-issue any Participant Letter as a result of any adjustment(s).

18.	Tax liabilities

18.1	Each Option Holder will be responsible for payment of the personal income Tax and other Taxes which may be applicable to the income obtained by the Option Holder as a consequence of any under the Plan, as well as for the payment of the social security contributions legally imputable to him or her.

18.2	Notwithstanding the foregoing, the Relevant Company shall have the right to deduct or withhold from any benefit or amount payable or credited to the Option Holders under the Plan, any Taxes, social security contributions and pension fund contributions that may be due in any jurisdiction in respect of or arising in connection with such payment to an Option Holder and other amounts as it may be required by applicable laws to deduct or withhold and to remit the amounts deducted or withheld to any Tax Authority as required by the applicable laws.

18.3	Each Option Holder hereby expressly acknowledge and consent to the withholding of such amounts and, if applicable, unconditionally and irrevocably agrees as a term of the grant, holding and Vesting of an Option (and the exercise of an Option), and any right to receive any Shares, cash or other benefit under the Plan in relation to their Option:

(a)	to pay the Tax Liability to the Relevant Company;

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(b)	to enter into arrangements to the satisfaction of the Relevant Company to pay the Tax Liability (including, but not limited to, net settlement or a sale to cover);

(c)	to fully indemnify and keep indemnified the Relevant Company in respect of any Tax Liability;

(d)	to hold the Relevant Company harmless (on an after-Tax basis) of any of damages (including but not limited to Taxes, expenses, surcharges, penalties or delay interest) arising from any failure by any Option Holder to comply with his/her Tax payment and/or filing obligations, and will not be held liable for any Tax advice nor for the Tax treatment of any Option Holder with regard to the Plan;

(e)	that if they do not pay the Tax Liability to the Relevant Company within seven days of any Taxable Event, the Relevant Company may, if the relevant Taxable Event is the exercise of an Option, and the Shares are readily saleable at the time, retain and sell such number of Shares on behalf of the Option Holder as is necessary to meet the Tax Liability and any costs of such sale, or deduct the amount of any Tax Liability from any payments of remuneration made to the Option Holder on or after the date on which the Tax Liability arose;

(f)	that the obligations above shall not be affected by any failure of the Relevant Company to withhold shares or deduct from payments of remuneration under rule 18(e).

19.	Relationship with employment contract

19.1	This rule 19 shall apply notwithstanding any other provision of these rules.

19.2	The Plan shall not form any part of any contract of employment or terms of appointment between any past or present Codere Online Company and any directors, officers or employees of any of those companies, and it shall not confer on any such persons any legal or equitable rights (other than those constituting the Options themselves) against any past or present Codere Online Company, directly or indirectly, or give rise to any cause of action in law or in equity against any Codere Online Company.

19.3	The value of any benefit realised under the Plan by Option Holders shall not form any part of their pay, wages, remuneration or fees or be taken into account in determining any pension or similar entitlements, but it will be considered for social security contributions, where applicable.

19.4	The Employees to whom Options are granted, the number of shares under Option, the Ordinary Vesting Dates and any Vesting conditions shall be determined by the Board in its absolute discretion. The Board may at any time discontinue the grant of Options or decide in any year not to grant any Options. The grant of an Option does not give any Option Holder an entitlement (or any expectation of an entitlement) to any future grant of an Option pursuant to the Plan notwithstanding that other grants are made in a particular year to other Employees.

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19.5	Nothing in the Plan or in any document executed under it will:

(a)	give any person any right to continue as an Employee;

(b)	affect the right of any Codere Online Company to terminate the employment of any person at any time with or without cause; or

(c)	impose on any Codere Online Company, the Nominee or the Board or their respective agents and employees, any liability in connection with:

(i)	the loss of an Option Holder’s benefits or rights under the Plan,

(ii)	the failure or refusal of any person to exercise a discretion under the Plan, and/or

(iii)	an Option Holder ceasing to be a person who has the status or relationship of an employee or director of Codere Online Company for any reason as a result of the termination of the Option Holder’s employment.

19.6	Option Holders and Employees shall have no rights, other than the rights of an Option Holder as a Good Leaver (and by accepting their Option, an Option Holder waives any claim to such rights), to compensation or damages from any Codere Online Company or any former Codere Online Company on account of any loss in respect of Options or the Plan where this loss arises (or is claimed to arise), in whole or in part, from:

(a)	any company ceasing to be a Codere Online Company; or

(b)	the transfer of any part of Codere Online’s business (including but not limited to, the sale of a business unit) to any person that is not a Codere Online Company.

This exclusion of liability shall apply however the change of status of the relevant Codere Online Company, or the transfer of the relevant business, is caused, and however compensation or damages are claimed.

19.7	Option Holders and Employees shall have no rights (and by accepting their Option, an Option Holder waives any claim to such rights) to compensation or damages for any loss of any right or benefit or prospective right or benefit under the Plan which he or she might otherwise have enjoyed (including, without limitation, the lapse of Options or part thereof by reason of his or her ceasing to be employed by any Codere Online Company) where this loss arises (or is claimed to arise), in whole or in part, from:

(a)	termination of the office or employment by virtue of which he or she is or may be eligible to participate in the Plan with; or

(b)	notice to terminate office or employment given by or to,

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any Codere Online Company or any former Codere Online Company. This exclusion of liability shall apply however termination of office or employment, or the giving of notice, is caused, and however compensation or damages are claimed (including, but not limited to, wrongful dismissal, breach of contract or by way of compensation for loss of office). By accepting an Option, an Option Holder shall be deemed to have agreed to all of the provisions of this rule 19.

20.	Notices

20.1	Subject to rule 20.3, any notice or other communication given under or in connection with the Plan shall be in writing and shall be:

(a)	delivered by hand or by prepaid first-class post or other next working day delivery service at the Appropriate Address; or

For the purposes of this rule 20.1, the Appropriate Address means:

(i)	in respect of the Company, the Company's registered office at the relevant time, provided the notice is marked for the attention of the CFO and the General Counsel, currently Oscar Iglesias Sanchez and Yaiza Rodriguez Robles;

(ii)	in respect of an Option Holder, their address last known to the Company, or if the Option Holder has died, and notice of the appointment of personal representatives is given to the Company, any contact address specified in that notice, or

(b)	sent by email to the Appropriate Email Address.

For the purposes of this rule 20.1, Appropriate Email Address means:

(i)	in respect of the Company, the email address of the CFO and the General Counsel, currently Oscar Iglesias Sanchez oscar.iglesias@codere.com and yaiza.rodriguez@codere.com; and

(ii)	in respect of an Option Holder, their work email address or such other e-mail address last known to the Company.

20.2	Any notice or other communication given under this rule 20 shall be deemed to have been received:

(a)	if delivered by hand, on signature of a delivery receipt, or at the time the notice is left at the Appropriate Address;

(b)	if sent by prepaid first-class post or other next working day delivery service, at 9.00 am on the second Business Day after posting, or, if provided, at the time recorded by the delivery service, and

(c)	if sent by email, at 9.00 am on the next Business Day after sending.

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20.3	This rule does not apply to:

(a)	the service of any Exercise Notice; and

(b)	the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

21.	Administration and amendment

21.1	The Board (and, for the avoidance of doubt, any committee of the Board designated to administer the Plan) shall administer the Plan.

21.2	The Board may amend the Plan and the terms of any Option from time to time, but:

(a)	no amendment will be made which would have a material adverse effect on the existing rights of an Option Holder unless it is made with the Option Holder’s prior written consent or the consent of both:

(i)	Option Holders who hold Options that would be affected over at least 50% of the total number of Shares subject to such Options, and

(ii)	a majority in number of the Option Holders who would be so affected,

save where the amendment is to enable any Codere Online Company to comply with any relevant legal or regulatory requirement or as a consequence of rules 16.8, 16.9 and 17,

(b)	while Shares are admitted to trading on the NASDAQ and if Codere Online ceases to qualify as a “foreign private issuer” (as such term in defined under the applicable securities laws, Codere Online must obtain shareholder approval in connection with any amendment to this Plan,

21.3	Any decision under these rules and whether to consider making such a decision, shall be entirely at the discretion of the Board.

21.4	The Board shall determine any question of interpretation and settle any dispute arising under the Plan, including determining whether anything is material. In these matters, the Board's decision shall be final.

21.5	In making any decision or determination, or exercising any discretion under the rules, the Board shall act fairly and reasonably and in good faith.

21.6	The Company shall not be obliged to notify any Option Holder if an Option which has Vested (in whole or in part) is due to lapse.

21.7	The Company shall not be obliged to provide Option Holders with copies of any materials sent to the holders of Shares.

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21.8	The Board may establish sub-plans to operate in overseas territories, provided that all overseas sub-plans are subject to the limitation set out in rule 4. Any overseas sub-plan must be governed by rules similar to the rules of the Plan, but modified to take account of applicable tax, social security, employment, company, exchange control, trust or securities (or any other relevant) law, regulation or practice.

22.	Third party rights

22.1	A person who is not a party to an Option shall not have any rights under or in connection with it, except where such rights arise under any rule of the Plan (or any document entered into in connection with the Plan) for any Relevant Company that is not a party to an Option.

23.	Data Privacy

For the purpose of operating the Plan, the relevant Employer Company or Codere Online Company will collect and process information relating to Employees and Option Holders. The processing of Personal Data will be carried out in accordance with current Data Protection Laws and, specifically, with the Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ( “GDPR”).

The relevant Employer Company or Codere Online Company, as the Data Controller, will process Personal Data of the Data Subjects to correctly operate the Plan, which includes the management of communications and notifications related to the Plan, on the basis of the execution of the Plan.

Personal Data will be kept by the Data Controller during the Plan and, upon its termination, for the period of prescription of possible legal liabilities of any kind. After the legal prescription periods have elapsed, the Personal Data will be destroyed.

No international transfers of Personal Data will be made. In the event that these transfers take place, the Data Controller will adopt the necessary guarantees in accordance with Chapter V of the GDPR, such as: (i) confirming that the country of destination has been subject to an adequacy decision issued by the European Commission; (ii) adopting standard contractual clauses issued by the European Commission; or (iii) obtaining authorization by a Data Protection Supervisory Authority that legitimize the security of the transfer in accordance with the standards required by the European authorities. For further information about the guarantees for international transfers the Data Subjects can contact Codere Online’s Data Protection Officer at dpo@codereonline.com.

Data Subjects shall have their option to enforce their rights of access, rectification, objection, erasure, restriction of processing and portability. Such rights can be exercised through the following channels: (i) postal communication to the address Avenida de Bruselas, 26, 28108, Alcobendas, Madrid (Spain) or (ii) by sending an email to dataprotection@codereonline.com. Should the Data Subjects consider that their Personal Data has not been processed in accordance with Data Protection Laws, they can contact Codere Online’s Data Protection Officer through dpo@codereonline.com and/or file a complaint before the Data Protection Supervisory Authority.

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24.	Severability

The invalidity or non-enforceability of one or more provisions of the Plan will not affect the validity or enforceability of the other provisions of the Plan, which will remain in full force and effect.

25.	Governing law and jurisdiction

25.1	The Plan and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the common laws of Spain (legislación común española). However, based on the provisions of Rome Regulations I, the Plan must be consistent with the provisions that cannot be derogated by way of contractual agreement (article 8.1), considering the internal laws of the jurisdiction where each Option Holder is located.

25.2	Notwithstanding any provisions in these rules, each of the Plan components may be subject to special terms and conditions depending on where the Option Holder is located. When applicable, the special terms and conditions for said country will be regulated within a Foreign Appendix that will constitute part of the Plan’s terms and conditions.

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